SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM  S-4/A

                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933

                      Interactive Technologies Corp., Inc.
             (Exact name of registrant as specified in its charter)

           Wyoming                                     98-0120805
   State of Incorporation               (I.R.S. Employer Identification Number)

                                   0000883041
            (Primary Standard Industrial Classification Code Number)

        102 South Harbor City Blvd., Melbourne, Fl. 32901; (407) 953-4811 (Address, including zip code, and telephone number, including area code, of Registrant's Principal Executive Offices)

                  Perry Douglas West, Chief Executive Officer
                      Interactive Technologies Corp., Inc.
        102 South Harbor City Blvd., Melbourne, Fl. 32901; (407) 953-4811

                                 With a Copy to:
                               Perry D. West, P.A.
           Post Office Box 1656, Cocoa, FL 32923-1656, (407) 636-5804
     (Name, Address, and Telephone Number, Including Zip Code and Area Code,
                        of Agent for Service of Process)
                             -----------------------

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
Title of                           Proposed       Proposed
Securities            Amount        Maximum        Maximum            Amount of
to be                  to be    Offering Price    Aggregate         Registration
Registered          Registered   Per Share (1) Offering Price (1)       Fee
--------------------------------------------------------------------------------
Common Stock        29,707,140(1)      $1.00     $29,707,140          $9002.16

--------------------------------------------------------------------------------

(1) Includes 8,850,000 shares of underlying Preferred Stock which is convertible into Common Stock at $1.00 per share. Also includes $9,000,000 par amount of Debentures convertible into Common Stock at a price of $0.70 per share.

     "The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said section 8(a) may determine."

                             CROSS REFERENCE SHEET

                                     PART I

A.  INFORMATION ABOUT THE TRANSACTION.

ITEM 1. Forepart of Registration
        Statement and Outside Front
        Cover Page of Prospectus.................Forepart and Outside Cover Page

ITEM 2. Inside Front and Outside
        Back Cover Pages of Prospectus.............Inside Front and Outside Back

ITEM 3. Summary Information..............................................Summary
        Risk Factors................................................Risk Factors
        Ratio of Earnings to Fixed Charges........................Not Applicable

ITEM 4. Terms of the Transaction.................................The Transaction

ITEM 5. Pro Forma Financial Information..........Pro Forma Financial Information

ITEM 6. Material Contacts with the
        Company Being Acquired...................................The Transaction

ITEM 7. Additional Information Required for Reoffering
        by Persons Deemed to be Underwriters......................Not Applicable

ITEM 8. Interests of Named Experts and Counsel...............Experts and Counsel

ITEM 9. Disclosure of Commission
        Position on Indemnification
        for Securities Act
        Liabilities...............Indemnification for Securities Act Liabilities

B.  INFORMATION ABOUT THE REGISTRANT.

ITEM 10. Information with Respect to S-3 Registrants..............Not Applicable

ITEM 11. Incorporation of Certain
         Information by Reference.................................Not Applicable

ITEM 12. Information with Respect
         to S-2 or S-3 Registrants................................Not Applicable

ITEM 13. Incorporation of Certain
         Information by Reference.................................Not Applicable

ITEM 14. Information with Respect to
         Other Than S-2 or S-3 Registrants........................The Registrant

C.  INFORMATION ABOUT THE COMPANY BEING ACQUIRED.

ITEM 15. Information with Respect to S-3 Companies................Not Applicable

ITEM 16. Information with Respect to S-2 or S-3 Companies.........Not Applicable

ITEM 17. Information with Respect to
         Other Than S-2 or S-3 Companies...The Acquired Company; The Transaction

D.  VOTING AND MANAGEMENT INFORMATION.

ITEM 18. Information if Proxies, Consents
         or Authorizations Are to be Solicited....................Not Applicable

ITEM 19. Information if Proxies, Consents or
         Authorizations Are Not to be Solicited.......Voting and Management Info

                                     PART II

                  INFORMATION NOT REQUIRED TO BE IN PROSPECTUS

ITEM 20. Indemnification of Directors and Officers
ITEM 21. Exhibits and Financial Statement Schedules
         a.  Audited Financial Statements of
             Airtech International Corporation as of May 31, 1997 with Independent Auditor's Report
         b.  Consent of Experts Turner, Stone & Company, LLP
         c.  Consent of Experts Alvin L. Dahl & Associates, PC
ITEM 22. Undertakings

PROSPECTUS
--------------------------------------------------------------------------------
                      Interactive Technologies Corp., Inc.

                         29,707,142 Shares Common Stock
                     8,850,000 Convertible Preferred Shares
                      $9,000,000 Convertible 10% Debentures
--------------------------------------------------------------------------------


     This Prospectus pertains to an offer by Interactive Technologies Corp., Inc. ("ITC"), a Wyoming corporation, to purchase all, but not less than 81%, of the issued and outstanding $0.0001 par value common stock (the "AIRTECH Common Stock") of AIRTECH International Corporation ("AIRTECH"). The offer is being made pursuant to a Stock Purchase Agreement (herein so called), dated as of May 8, 1997, as amended and restated as of August 1, 1997. Pursuant to the Stock Purchase Agreement, each holder of the AIRTECH common stock shall receive in exchange for such AIRTECH Common Stock: (i) his pro-rata percent of 8,000,000 shares of the $0.01 par value ITC common stock (the "ITC Common Stock") being registered hereunder; (ii) his pro-rata share of 8,850,000 shares of ITC's Convertible Preferred Shares (the ITC Preferred Shares"), and his pro-rata share of $9,000,000 aggregate principal amount of ITC Convertible 10% Debentures (the "ITC Debentures"). The remaining 21,707142 shares of ITC Common Stock being registered hereunder will be reserved by ITC for the conversion, if any, of the ITC Preferred Shares and the ITC Debentures, in accordance with their terms. (See EXHIBIT "A" - Terms of ITC Preferred Stock. See also EXHIBIT "B" -Terms of ITC Debentures.)

     See "Risk Factors" for a discussion of certain material factors which should be considered in connection with an investment in the Securities.
----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                ----------------

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

The date of this Prospectus is December 10, 1997.

                              AVAILABLE INFORMATION

ITC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by ITC under the Exchange Act can be inspected and copied, at the prescribed rates, at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N. W., Washington, D.C. 20549, and at certain of its regional offices. The Commission maintains a web site on the Internet at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including ITC, that file electronically.

This prospectus incorporates documents by reference which are not presented herein. These documents are available upon request from Interactive Technologies Corp., Inc., (407) 953-4811, Attn: Chief Executive Officer, 102 S. Harbor City Blvd, Melbourne, Florida 32901. In order to ensure timely delivery of the documents, any request should be made by ____________, 1997.


                                TABLE OF CONTENTS
                                                                           Page
Summary Information.....................................................    1
Risk Factors............................................................    3
The Transaction.........................................................    6
Means of Offer and Acceptance...........................................    7
Management's Discussion and Analysis....................................    8
Selected Pro Forma Financial Data.......................................   11
The Registrant..........................................................   32
The Acquired Company....................................................   37
Management Information..................................................   41
Voting Securities and Principal Holders Thereof.........................   44
Interests of Experts and Counsel........................................   48
Certain Legal Matters...................................................   48
Experts.................................................................   48
Transfer Agent..........................................................   48
Indemnification for Securities Act  Liabilities.........................   48

SIGNATURES

EXHIBITS
         EXHIBIT "A" - Terms of ITC Preferred Stock ....................A-1
         EXHIBIT "B" - Terms of ITC Debenture...........................B-1
         EXHIBIT "C" - Form for Accepting Tender Offer..................C-1

                               SUMMARY INFORMATION

The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements appearing elsewhere, or incorporated by reference, in this Prospectus. The securities offered hereby involve a high degree of risk. Investors should carefully consider the information set forth under the heading "Risk Factors".

Principal Offices.   Interactive Technologies Corp., Inc. ("ITC")
                     102 South Harbor City Blvd.
                     Melbourne, FL  32901
                     Tele:  (407) 953-4811

                     AIRTECH International Corporation
                     15400 Knoll Trail, Ste. 106
                     Dallas, TX 75248
                     Tele: (972) 960-9400

Business  of  ITC.   ITC's    principal   business    activities   involve   the
                     development and marketing  of   an interactive  programming
                     product known as Rebate TV (tm).     Additionally,    ITC's
                     is exploring  opportunities  in  Interactive Video and Data
                     Services ("IVDS"). (See "THE REGISTRANT-Principal Products or Services and their Markets".)

Business
of AIRTECH.          AIRTECH International Corporation ("AIRTECH") is developing a line of  airfiltration  systems for  use  indoors and  in
                     automobiles.  (See "THE  ACQUIRED  COMPANY.")   Through its
                     wholly  owned  subsidiary  Airsopure, Inc.   ("Airsopure"),
                     AIRTECH   began   offering franchises in April 1997.   (See
                     "THE ACQUIRED COMPANY - The Franchise Program".)


The Transaction.     ITC has offered to purchase  all, but not less than 81%, of the issued and  outstanding $0.0001  par value common stock of AIRTECH pursuant to a Stock Purchase Agreement, dated as of May 8, 1997. (Such Stock Purchase Agreement,  as amended
                     and restated  as of August 1, 1997,   the   "Stock Purchase
                     Agreement") Pursuant to the Stock Purchase Agreement,  each
                     holder    of the  AIRTECH common stock (the "AIRTECH Common
                     Stock") which accepts ITC's purchase offer shall receive in
                     exchange for such AIRTECH Common Stock:   (i) his  pro-rata
                     percent of 8,000,000 shares of ITC's $.01 par value  common shares;(ii) his pro-rata share of 8,850,000 shares of ITC's
                     Convertible Preferred Shares (the "ITC Preferred  Shares"),
                     and his   pro-rata share of  $9,000,000 aggregate principal
                     amount   of  ITC's Convertible   10% Debentures   (the "ITC
                     Debentures"). The remaining  21,707,142    shares of Common
                     Stock being registered hereunder will be reserved by ITC against the conversion, if any,of the Convertible Preferred
                     Shares and the ITC Debentures.

Market Value
of Securities.       The following  sets forth  the  market  value  of ITC   and
                     AIRTECH   (both on an historical  and equivalent per  share
                     basis) as of the end of the most recent fiscal quarter and as of May 8, 1997, the date preceding the date of the public announcement of the proposed transaction:


                                                         ITC (1)      AIRTECH(2)
                                                       High    Lo
                     Quarter ended November 30, 1997
                     Quarter ended August 31, 1997
                     May 8, 1997                       1 9/16  1 3/8       $1.00
                     Quarter ended February 28, 1997   1 1/2   1 1/8       $2.00
                     Quarter ended November 30, 1996   4       1 1/4       $1.50
                     Quarter ended August 31, 1996     5 1/4   4 1/4       $1.50
                     Quarter ended May 31, 1996        5       4 7/8         (2)
                     Quarter ended March 29, 1996      4 3/4   3 7/8         (2)
                     Quarter ended December 29, 1995   4       2 1/2         (2)

                     (1) From April 30, 1996, to October 22, 1997 the ITC Common
                         Stock has been traded on the National Association of Securities Dealers Automated Quotation System (NASDAQ) SmallCap Market under the Symbol "ITNL". Prior to being traded on the NASDAQ exchange the ITC Common Stock were traded in the "over-the-Counter" or "Bulletin Board" market. Prior to the quarter ended December 29, 1995, to the best of ITC's knowledge, no trading occurred in the ITC Common Stock.

                     (2) The  AIRTECH Common Stock  has never been  traded on  a market. During 1996, AIRTECH has sold shares of AIRTECH Common Stock in a Private Placement pursuant to Regulation 504, at the prices and during the periods reflected in the table above.


                         SELECTED FINANCIAL INFORMATION
                     (In Thousands, except per share data)

                                               HISTORICAL             PRO FORMA
                                            ITC        AIRTECH         COMBINED

     Book Value - Fiscal Year 5/31/97     $3,954       $3,451          $11,984
     Book Value - Three Months Ended
                  August 31, 1997          3,607        3,383           11,569

     Earnings (Loss) per Share:
     Fiscal year ended 5/31/97(1)
            Primary                      ($ 0.22)      ($ 0.01)        ($ 0.22)
            Fully Diluted                ($ 0.22)      ($ 0.01)        ($ 0.22)
     Three months ended 8/31/97(1)
            Primary                      ($ 0.03)      ($ 0.01)        ($ 0.03)
            Fully Diluted                ($ 0.03)      ($ 0.01)        ($ 0.03)


                     (1) See   Exhibits  for    explanation  of   principals  of
                         consolidation, earnings per share and computation of primary and fully diluted shares outstanding)

Voting and
Affiliate                  Votes.   Directors,   executive  officers  and  their
                           affiliates of ITC control approximately 49% of the issued and outstanding shares of ITC's Common Stock.
                           Authorization of the transaction by ITC does not require the approving vote of the Shareholders of the ITC Common Stock. The transaction has been approved by the ITC Board of Directors.

                           Directors, executive officers and their affiliates of AIRTECH control approximately 43% of the issued and outstanding shares of AIRTECH's Common Stock. On April 20, 1997 AIRTECH shareholders, in a special shareholders, meeting voted on acceptance of the Stock Purchase Agreement submitted by ITC. At that meeting held in Dallas, Texas at 7:00 AM, on April 20, 1997 15,652,825 shares (representing approximately 90% of the issued and outstanding AIRTECH Common Stock) voted in favor of authorizing the officers and directors of AIRTECH to enter into the Stock Purchase Agreement ( See Stock Purchase Agreement) and to take such other actions as should be reasonably required and necessary to assist ITC in the preparation of its tender offer contemplated thereby. No (0.0%) shares voted against the proposition, and 1,082,175 (representing approximately 0.6% of the issued and outstanding AIRTECH Common Stock) abstained. This vote exceeds the 81% required by the Stock Purchase Agreement.

Regulatory
Approval No federal or state regulatory requirements must be complied with or approval obtained in connection with the proposed transaction.

Dissenter's Rights         Holders  of  the  AIRTECH  Common  Stock electing not
                           to sell their shares to ITC have no dissenters rights of appraisal.

Tax Consequences           The transaction is being structured as a    "tax-free
                           exchange" pursuant to Section 368(a)(1)(b) of the Internal Revenue Code of 1986, as amended.
                           (the "Code").

                                  RISK FACTORS

An exchange of the AIRTECH Common Stock for the securities of ITC, as described in this Prospectus, involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus, before agreeing to the exchange of the AIRTECH Common Stock or otherwise purchasing the securities of ITC. This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of ITC and AIRTECH's operations as a wholly owned subsidiary of ITC. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth below, which could cause actual results to differ materially from those indicated by such forward-looking statements.

ITC - Negative Cash Flow and Operating Losses
---------------------------------------------

     ITC has had a net loss from operations from inception. ITC does not anticipate that it will generate income from operations during its fiscal year ended May 31, 1998.

Limited History of Operations - General
---------------------------------------

     The likelihood of the success of ITC and AIRTECH must be considered in the light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business and the competitive environments in which ITC and AIRTECH operate.

     In light of the limited operating history of ITC and AIRTECH, their history of significant operating losses and their expectation that they will continue to incur significant expenses and operating losses for the foreseeable future, there can be no assurance that either ITC or AIRTECH will be able to implement its growth strategy, or achieve or sustain profitability.

Losses
------

ITC has had a net loss from inception.

Limited History of Operations - ITC.
------------------------------------

     Rebate TV(TM). Rebate TV(TM) is a relatively new product that has not yet become widely utilized and IVDS is a new communications industry licensed by the FCC for the first time in 1993. There is no assurance that Rebate TV(TM) or the proposed IVDS services will result in revenue or profit to ITC. See "THE REGISTRANT - Principal Products or Services and Their Markets."

Limited History of Operations - AIRTECH .
-----------------------------------------

     AIRTECH has conducted operations for approximately two (2) years and had a net loss from inception. There is no assurance that the operations of AIRTECH will result in revenue or profit. See "THE ACQUIRED COMPANY".

Significant Future Capital Requirements
---------------------------------------

     The development of the businesses of ITC and AIRTECH, and the development, sales and delivery of their products and services require significant expenditures, a substantial portion of which must be made before any revenues can be realized. Certain of the expenditures, including marketing, sales and general and administrative costs, will be expensed as incurred, while certain other expenditures, including product design, network design and costs to obtain legal and regulatory approval, are deferred until the applicable network or product is installed and operational. ITC and AIRTECH will continue to incur significant expenditures in connection with the construction, acquisition, development and expansion of their products, services and customer base.

     ITC and AIRTECH expect to fund additional capital requirements through additional equity and debt offerings, secured credit facilities, and internally generated funds, as appropriate. There can be no assurance, however, that either ITC or AIRTECH will be successful in generating sufficient cash flow or in raising sufficient capital on terms that it will consider acceptable, or at all.

Competition - ITC.
------------------

     Other companies that have announced that they will provide programming to the interactive television marketplace. Many of these companies will be better capitalized than ITC and will be better positioned to take to take advantage of this emerging market. There is no assurance that ITC will secure a competitive position in such market or that its activities will result in profit to ITC.

Competition - AIRTECH.
----------------------

     The demand for air purification technology is rapidly growing and the industry is becoming highly competitive. Most larger metropolitan areas have one or more small distributors or small manufacturers, such as AIRTECH, each with limited capital and limited products. The largest competitor in the industry is Honeywell with its Duracraft and Envirocare subsidiaries.

     Competition will increase with society's growing awareness of air quality problems such as the sick building syndrome (where respiratory illness spreads through out a building by the heating and air conditioning system, increasing loss of workers productivity and the development of asthma in infants and small children). Competition will also increase with the identification of niche markets, such as (i) the food and beverage industry where smoking problems exist or local regulations make certain demands, (ii) the growth of cigar bars, (iii) the creation of lounges for smoking in airports and other public buildings,
(iii) and other smoking and non-smoking environment demands.

     As competition increases, there will be many companies engaging in the air purification industry which are more experienced, more established and financially stronger than ITC. There can be no assurance that AIRTECH will be able to successfully compete against such companies.

Dependence upon Key Management
------------------------------

     Both ITC and AIRTECH are dependent on their present officers and key employees with respect to their current business and growth strategy. (See "MANAGEMENT INFORMATION - Directors and Executive Officers".) Should one or more of them cease to be affiliated with the companies before acceptable replacements are found, there could be a material adverse effect on the combined companies' business and prospects, and no assurance can be given that suitable replacements could be hired, if at all, except at substantial additional cost to ITC. As a result, each company may be subject to the effect of possible conflicts of interest arising from the relationship of such persons in connection with the pursuit of business opportunities. There can be no assurance that any such conflict will be resolved in favor of the companies.

Expansion Risk
--------------

     ITC and AIRTECH expect to experience a period of rapid expansion. The operating complexity of the companies, as well as the level of responsibility for management personnel, are expected to increase as a result of such expansion. ITC's ability to manage such growth effectively will require it and AIRTECH to continue to expand and improve its operational and financial systems and to expand, train and manage their employee base.

Rapid Technological Changes
---------------------------

     The telecommunications and air purification industries are subject to rapid and significant changes in technology. While ITC believes that for the foreseeable future these changes will not materially hinder the companies ability to acquire necessary technologies, the effect of technological changes on the businesses of ITC and AIRTECH cannot be predicted. Thus, there can be no assurance that technological developments will not have a material adverse effect on ITC and AIRTECH.

Control of AIRTECH by ITC.
--------------------------

     Upon completion of the proposed acquisition, ITC will own a controlling number of the outstanding voting stock of ITC and will control the affairs and policies of AIRTECH.

Limited Prior Trading Market; Potential Volatility
--------------------------------------------------

     There has been a limited public market for the ITC Common Stock. There has been no public market for the ITC Preferred Stock or the ITC Debentures. The AIRTECH Common Stock has not been publicly traded. There can be no assurance that an active trading market will develop for the ITC Preferred Stock or the ITC Debentures. Nor can there be any assurance that an active trading market for the ITC Common Stock will develop or be sustained after the date hereof. The market price of the shares of ITC Common Stock may be significantly affected by factors such as actual or anticipated fluctuations in ITC's and AIRTECH's operating results, new products or services or new contracts by ITC, AIRTECH or their competitors, legislative and regulatory developments, conditions and trends in the telecommunications industry, the air purification industry, general market conditions and other factors. In addition, the stock market, from time to time, has experienced significant price and volume fluctuations that have particularly affected the market prices for the common stock of telecommunications, high technology and other companies that have often been unrelated to the operating performance of particular companies. These broad market fluctuations may also adversely affect the market price of ITC's Common Stock, the ITC Preferred Stock or the ITC Debentures.

Shares Eligible for Future Sale; Dilution.
------------------------------------------

     If the proposed stock purchase takes place following the acceptance of ITC's tender offer by holders of 81% or more of the AIRTECH Common Stock, there will be no immediate dilution in the net tangible book value of the ITC Common Stock computed on a fully diluted basis.

     However, ITC has a significant number of authorized, but unissued shares, which may be issued by the Board of Directors without shareholder approval. Sales of substantial amounts of ITC Common Stock in the public market following completion of the proposed transaction may have an adverse effect on the market price of the ITC Common Stock. ITC has not agreed to, directly or indirectly, offer, sell, grant any option to purchase or otherwise dispose (or approve any offer, sale, grant or other disposition) of any shares of the ITC Common Stock or other capital stock of ITC or any securities convertible into, or exercisable or exchangeable for, any share of ITC Common Stock or other capital stock of ITC. Unless otherwise restricted, all shares of the ITC Common Stock offered hereby will be immediately eligible for sale in the public market.

No Dividend's
--------------

     Neither ITC nor AIRTECH have ever declared or paid any cash dividends and neither expects to declare any such dividends in the foreseeable future. Payment of any future dividends will depend upon earnings and capital requirements of ITC and AIRTECH, their debt facilities and other factors the Board of Directors considers appropriate. ITC intends to retain its earnings, if any, to finance the development and expansion of its business and, therefore, does not anticipate paying any dividends in the foreseeable future. In addition, ITC anticipates entering into certain borrowing arrangements which will restrict its ability to pay dividends. Upon completion of the proposed transaction, ITC intends to adopt a policy that, for the foreseeable future, it will not take any action to upstream the earnings of AIRTECH from that subsidiary.

Government Regulation
---------------------

     The ability of ITC to provide IVDS services in the United States will be subject to the rules and regulations promulgated by the FCC. At present there are only limited rules or regulations. However, there is no assurance that there will not be further rules and regulations forthcoming which are adverse to the interests of ITC.

     One of several significant market for AIRTECH's products will be Medicare recipients. To access this market AIRTECH has sought approval from the United States Federal Drug Administration as a manufacturer, and will be making application to have the AIRTECH 950 Air Purification and Filtration System described herein (i) to be designated as a Class II Medical Device, and
(ii) to receive Medicare approval for a Medicare Part B Code with the approved reimbursement as a related billing charge. There is no assurance that such designation will be obtained.

                                 THE TRANSACTION

The Stock Purchase Agreement.
-----------------------------

     General. The following is a summary of certain provisions of the Stock Purchase Agreement (herein so called), executed as of May 8, 1997, by and between ITC, AIRTECH, and certain shareholders of AIRTECH, as amended and restated as of August 1, 1997. The Stock Purchase Agreement was filed as an exhibit to ITC's Current Report on Form 8-K on May 22, 1997, and the First Amended and Restated Stock Purchase Agreement has been filed as an Exhibit to the Registration Statement of which this Prospectus is a part. (Reference is hereby made to such filings for the full text of the agreements between the parties concerning the proposed transactions. See also herein, "MEANS OF OFFER AND ACCEPTANCE".)

     Offer to Purchase. Subject to and upon the terms and conditions contained in the Stock Purchase Agreement, ITC will accept and acquire from those shareholders of AIRTECH (the "Selling Shareholders"), in the aggregate: a minimum of eighty-one percent (81%) of, and up to a maximum of one hundred percent (100%) of, the issued and outstanding shares of the AIRTECH Common Stock. At the Closing (as defined in the Stock Purchase Agreement), the Selling Shareholders shall assign, transfer, convey and deliver their respective AIRTECH Common Stock, free and clear of any liens, encumbrances and charges whatsoever.

     Consideration. At the Closing, in consideration of the shares of AIRTECH Common Stock of the Selling Shareholders, ITC shall deliver to the Escrow Agent, defined below, for the benefit of the Selling Shareholders, one or more certificates representing shares of his pro-rata percentage of: (i) 8,000,000 shares of ITC's $.01 par value Common Stock; (ii) 8,850,000 shares of ITC's Convertible Preferred Shares, and (iii) $9,000,000 principal amount ITC Debentures. (If the proposed transaction closes with only the minimum percentage (81%) of the AIRTECH Common Stock being exchanged, then the Selling Shareholders would receive their pro rata share of (i) 6,480,000 shares of ITC's $.01 par value Common Stock; (ii) 7,168,500 shares of ITC's Convertible Preferred Shares, and (iii) $7,290,000 principal amount ITC Debentures.)

     Escrow Agent. Interwest Transfer Company, P.O. Box 17136, Salt Lake City, Utah 84117, Tele: 801-272-9294, Fax: 801-277-3147 will serve as Escrow Agent (the "Escrow Agent") for the transaction pursuant to the terms of the Escrow Agreement, the form of which is included as an Exhibit to the Registration Statement of which this Prospectus is a part (the "Escrow Agreement") and which is incorporated herein by reference.

     Closing. The closing of the transaction contemplated hereby shall occur on the twentieth (20) day following the date of delivery of this Prospectus to AIRTECH shareholders, or on such later date after required compliance with state and federal laws, and receipt of the acceptances from Selling Shareholders owning at least eighty-one percent (81%) of the issued and outstanding AIRTECH Common Stock.

     ITC Preferred Stock. Each share of the 8,850,000 shares of ITC's one dollar ($1.00) par value Convertible Preferred Stock being registered hereunder, if not earlier converted, shall be convertible at the option of the holder thereof, into one registered share of ITC Common Stock from and after the expiration of 24 months following the Closing. At its option, ITC may elect to convert these shares of Preferred Stock at any time during the 24 month period. (See "EXHIBIT "A" - Terms of ITC Preferred Stock".)

     ITC Debentures. ITC's $9,000,000 principal amount Convertible 10% Debentures will be secured by the shares of AIRTECH Common Stock purchased by ITC in the proposed transaction, and shall be convertible after 24 months into registered shares of ITC Common Stock at a rate of $0.70 per share. ITC at its option, may elect to convert the ITC Debentures at any time during the 24 month period. The interest accruing on the ITC Debentures, at ITC's option, can be paid in cash or in additional registered shares of ITC's Common Stock. If such interest is paid in shares of ITC Common Stock, the convertible rate shall be $0.70. The remaining 21,857,143 shares of Common Stock being registered hereunder will be reserved by ITC against conversion, if any, of the ITC Stock and the ITC Debentures. (See "EXHIBIT "B" - Terms of ITC Debenture".)

Reasons for Entering into the Proposed Transaction.
---------------------------------------------------

     ITC believes that the business of AIRTECH has the potential for growth. The management of AIRTECH is of the opinion that the access to the capital markets which will result from the proposed transaction, will expedite the development of AIRTECH's product line and the implementation of AIRTECH's franchise program. Management of AIRTECH is of the opinion that such developments, together with the liquidity provided to AIRTECH's shareholders, is in the best long-term interest of AIRTECH's shareholders.

Material Contacts between ITC and AIRTECH.
------------------------------------------

     Prior to the meetings resulting in the execution of the Stock Purchase Agreement, there were no material contacts between ITC and AIRTECH. ITC and AIRTECH have negotiated of offer and sale in a private placement to accredited investors a series of ITC Series M Preferred Stock which will have pledged thereto a portion of AIRTECH'S revenue stream. (See "RISK FACTORS - Shares Eligible for Future Sale; Dilution".)

Accounting Treatment.
---------------------

The proposed transaction is being treated as a purchase.

Tax Consequences.
-----------------

     The transaction is being  structured as a "tax-free  exchange"  pursuant to
Section 368(a)(1)(b) of the Code. Prior to accepting ITC's exchange offer, AIRTECH Common Stockholders should consult with their tax advisor concerning the affect of any sale of the ITC shares received upon completion of the proposed transaction.

                          MEANS OF OFFER AND ACCEPTANCE

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Meeting of Shareholders.
------------------------

     No meeting is required of either the shareholders of ITC or AIRTECH in connection with the proposed offering. On April 20, 1997, AIRTECH shareholders, in a special shareholders, meeting voted on of the Stock Purchase Agreement submitted by ITC. At that meeting held in Dallas, Texas at 7:00 AM on April 20, 1997 15,652,825 shares voted for the agreement representing 90%, 0 shares voted against the agreement and 1,082,175 abstained representing 6%.This vote exceeds the 81% required by the Stock Purchase Agreement.

Means of Offer
--------------

     The offer to purchase the AIRTECH Common Stock is being made by ITC solely by means of this Prospectus.

Means of Acceptance
-------------------

     Holders of AIRTECH's Common Stock may accept ITC's offer to purchase at any time during the twenty (20) calendar day period commencing on the date of delivery of this Prospectus, or during such longer period as shall be established from time to time by ITC. Acceptance of the offer may be made solely by delivery to the Escrow Agent of a fully completed, executed and notarized Acceptance Certificate in the form attached hereto as EXHIBIT "C".

Delivery of Tendered Shares.
----------------------------

     The certificates (the "Certificates") representing the AIRTECH Common Stock tendered by Selling Shareholders shall be delivered to the Escrow Agent by the Selling Shareholders at such time as they deliver their acceptance of ITC's tender offer in the form attached hereto as EXHIBIT "C". The Certificates, when delivered by the Selling Shareholders with their acceptances, shall be in suitable form for transfer by delivery or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to Escrow Agent and ITC.

     If less than 81% of the issued and outstanding shares of the AIRTECH Common Stock are tendered with an acceptance of ITC's offer prior to the passage of 20 days (the "Acceptance Period") following delivery of the Prospectus; then, unless the Escrow Agent shall have received written notice from both ITC and AIRTECH extending the Acceptance Period, the Escrow Agent shall return the Certificates, together with all related endorsements, to the respective Selling Shareholders tendering the same.

     If 81% or more of the issued and outstanding shares of the AIRTECH Common Stock are tendered with an acceptance of ITC's offer prior to the passage of the Acceptance Period or any extension thereof, then the Certificates shall be held by Escrow Agent for the benefit of each Secured Party.

Delivery of Prospectus
----------------------

     This Prospectus shall be delivered to the holders of the AIRTECH Common Stock as soon as practical following its effective date. Delivery shall be made by hand delivery, overnight courier, or the deposit of this Prospectus in the United States mail. All costs of such offering are being paid by ITC.

Acceptance Revocable
--------------------

     Any consent or acceptance of ITC's offer given prior to receipt of this Prospectus is revocable at any time.

Dissenters' Rights of Appraisal
-------------------------------

     Holders of the AIRTECH Common Stock electing not to sell their shares to ITC have no dissenters rights of appraisal.

Material Interests of Affiliates
--------------------------------

     None of the affiliates of ITC or AIRTECH have any material interest in the proposed transaction, direct or indirect, by security holdings or otherwise, except to the extent that affiliates of AIRTECH have interests arising from their security holdings in AIRTECH which is shared on a pro rata basis with all other holders of the AIRTECH common stock.

Record Date
-----------

The record date for the transaction contemplated hereby is November 15, 1997.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations
---------------------

     Revenues for the combined operations of ITC and AIRTECH were $270,994 for the three months ending August 31, 1997, with a Gross Profit of $86,786 after Cost of Goods Sold.

     ITC's operations for the same three month period consisted of primarily of completion of its initial market testing of its Rebate TVTM television program in the Central Florida Market. Net revenues for this period were $3,070. ITC has developed and operates a computer system and communications system to support its Rebate TVTM program on a national basis. The operation of these systems and the development of a national marketing program during such period, resulted in General and Administrative Expenses of $117,880 and a net loss from operations of $347,426. During this period ITC realized a gain of $311,500 from the sale of a 90% interest in its Charleston, South Carolina IVDS license. Development of ITC's computer system and communications link are substantially complete and now available for access on a national basis.

     AIRTECH for such three month period had Gross Revenues in the amount of $267,924 resulting in Gross Income after Cost of Goods sold of $83,716. During such period, AIRTECH was completing development of a new line of air filtration equipment after cancellation of its agreement with Honeywell Environmental Air Control, Inc. Cancellation of such Agreement, resulted in General and
Administrative Expenses of $290,816 and a Net Loss of $215,350 before depreciation and amortization. Development of AIRTECH's basic line of products is substantially complete and AIRTECH has begun marketing its products directly and through its new franchise program.

Material Changes in Operations and Financial Condition
------------------------------------------------------

     With the end of its initial market testing, ITC has changed its focus from program development and testing to market expansion. Operation of Rebate TVTM, although currently distributable and supportable on a national basis, requires that it be rolled out on a market by market basis. ITC faces a number of decisions as to whether to concentrate its resources on local markets supported by smaller vendors or to concentrate on multiple markets driven by regional and national advertisers . ITC is currently developing promotional programs to drive subscribers to either market but is concentrating on a single market approach to support each market with such programs as its School Organization Promotion (Rebate TVTM goes to School).

     ITC has been subject to several delays in its expansion with the departure of An officer and key employee who was in charge of the market expansion effort including some additional delays in recovering company files and information from this person. ITC is currently in pre-production of its new program and expects it to air within the Fall 1997. Also during this period, ITC withdrew from a production studio project in New Jersey due to substantial delays caused by both the real estate lessor and the studio equipment lessor. This decision by management was encouraged by substantial changes in post production equipment and software technology in the very short term which would have required additional capital expenditures by ITC.

     The Company continues to produce Rebate TV(TM) in central Florida and has entered into a strategic relationship with Bottomline, Inc. of Atlanta, Georgia which will make available to ITC production and post production resources to meet requirements by the ITC as it expands into additional markets.

     AIRTECH until May of 1996 was a full service distributor for Honeywell Environmental Air Control, Inc. Upon termination of that contract, AIRTECH began development of a complete line of air purification products to replace the Honeywell line. (See "THE ACQUIRED COMPANY - Principal Products or Services and Their Markets). In March 1997, AIRTECH incorporated Airsopure, Inc. as a wholly owned subsidiary for the implementation and operation of a franchise sales program for the distribution and sales of air purification products. (See "Franchise Program"). AIRTECH continues to distribute products directly and through its subsidiary McClesky Sales and Service, Inc. In addition, AIRTECH has developed certain products which has presented for distribution to the multilevel marketing industry.

Liquidity and Capital Resources
-------------------------------

     During the three months ended August 31, 1997, ITC and AIRTECH continued to fund operations and expansion through revenues and private sales of equity securities and debt. In fiscal year 1997, ITC received net cash from financing activities in the amount of $1,487,740 with AIRTECH receiving $1,427,065 during that period. Although neither ITC nor AIRTECH have commitments for future funding, management believes that it can continue to raise additional capital for expansion of its markets though revenue and private sources.

     In addition, ITC has agreed to issue $5,000,000 in Series M Preferred Stock (the "Series M Stock") on a private basis to accredited investors in the form of 200 units consisting of 25,000 shares of convertible preferred stock convertible into common at the rate of one share for one share of preferred and 25,000 warrants convertible into common stock at a price of $2.00 per share. The preference for this series is to a pro rata portion of 20% of the Gross Profits from the sales of the AIRTECH Model 950 Air Purification and Filtration System being developed as a Class II Medical Device for Medicare Recipients with Respiratory Conditions. This preference is for a period of three years from the date production begins. AIRTECH has agreed to assign a 25% interest in this revenue stream to ITC out of which this 20% will be set aside for this preference. The Series M Stock will be offered pursuant to Rule 506 of Regulation D of the Securities Act of 1933. Twenty-five percent (25%) of the net proceeds of the sale of the Series M Stock will be used for market expansion and distribution of the Rebate TVTM programming, and seventy-five percent (75%) of such net proceeds will be allocated for the development and distribution of the AIRTECH Model 950. ITC does not have an underwriter for this placement. Management expects that the sales of the Series M Stock will be completed, although there is no assurance that either it will be completed or that the funds will otherwise be available to fund the operations and expansion of the combined companies.

SELECTED PRO FORMA FINANCIAL DATA


                        PRO-FORMA COMBINED BALANCE SHEETS
                                AUGUST 31, 1997
                                   (Unaudited)

                               Historical    Acquired
                                                        Acquisition
                                  ITC        AIRTECH    Adjustments    Combined
                                  ---        -------    -----------    --------

ASSETS


Current Assets                $ 68,580    $1,228,458                  $1,329,446
Stock subscription receivable              507,577(2)                    507,577

Property and equipment
    net of depreciation         80,871       229,264                     310,135
Notes receivable                             783,957                     783,957
Intellectual properties
   Net of amortization       4,684,766(2)  1,146,318(3) 12,250,000(4) 18,081,084
Goodwill                                                 1,329,252(4)  1,408,474
Other Assets                     1,466     1,169,685                   1,171,151
                                 -----     ---------    ----------     ---------

Total Assets                $4,835,683    $4,557,682   $13,579,252  $ 22,972,617
                             =========   ===========   ===========  ============



LIABILITIES AND STOCKHOLDERS' EQUITY


Current Liabilities          $  680,436   $ 732,428                  $1,412,864
Deferred Revenue                            400,000                     400,000
Long-term Liabilities           548,673      42,419                     591,092
                                                       9,000,000(4)   9,000,000
                              ---------   ---------                   ----------
Total Liabilities             1,229,109   1,174,847                  11,403,956
                              ---------   ---------                   ----------

Commitments and Contingencies                                   (5)

Stockholders' Equity
   Paid in Capital           10,970,830   4,225,428    4,579,252(4)  19,775,510

Retained Earning (Deficit)   (7,364,256)   (842,593)                 (8,206,849)
                             -----------  ----------                 -----------
                              3,606,574   3,382,835                  11,568,661
                             -----------  ----------   -----------   -----------
Total Liabilities and
   Stockholders' Equity     $ 4,835,683  $4,557,682   $13,579,252   $22,972,617
                             ==========  ==========   ===========   ============













              See Notes to Pro-Forma Combines Finanical Statements

                   PRO-FORMA COMBINED STATEMENT OF OPERATIONS
                   For The Three Months Ended August 31, 1997
                                   (Unaudited)

                                Historical
                                -------------
                                             Acquired
                                             --------
                                                        Acquisition
                                   ITC        AIRTECH    Adjustments    Combined
                                   ---        -------    -----------    --------

Net Revenues                   $   3,070    $  267,924                $ 270,994

Cost of Sales                                  184,208                  184,208
                               ---------    -----------              -----------

Gross Income                       3,070        83,716                   86,786

General and Administrative       117,880       290,816                  408,696
                               ---------    -----------              -----------

Net Income from Operations
   Before depreciation,
   Amortization and taxes       (114,810)     (207,100)                (321,910)

Depreciation
  and amortization               232,616         8,250                  240,866
                               ---------     ----------             -----------

Net Income (Loss)
  from Operations               (347,426)     (215,350)                (562,776)


Income Taxes                       -0-            -0-                     -0-
                             ------------    ----------             ------------

Net Income                    $ (347,426)    $(215,350)             $  (562,776)
                             ============    ==========             ============

Primary (loss) per share      $    (0.03)(1) $    (0.01)(1)         $     (0.03)

Diluted (loss) per share      $    (0.03)(1) $    (0.01)(1)         $     (0.03)







              See notes to Pro-Forma Combined Financial Statements

                   INTERACTIVE TECHNOLOGIES CORPORATION, INC.

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                   For the Three Months Ended August 31, 1997
                                   (Unaudited)


1.       Basis of Presentation

     The accompanying Pro-Forma Combined balance sheet at August 31, 1997 and related combined statement of operations for the nine months then ended have been prepared as if the business combination had occurred on June 1, 1997 the start of the current fiscal year of Interactive.

     The purchase of the outstanding stock of Airtech by Interactive is being reflected in these Pro-Forma Combined Financial Statements using the purchase method for recording the transaction. The excess of cost over book value has been reclassified to other assets of Airtech based on managements estimates and outside valuation based on projected cash flows and revenues from the revalued assets. No provision for amortization of these revalued assets or goodwill are reflected in these combined financial statements.

     There have been no changes in generally accepted accounting principals in the presentation of the combined financial statements from the historical audited financial statements included herein by reference as previously filed or in the audited financial statements of Airtech for its fiscal year ended May 31, 1997.

     Earnings per Share (EPS) is reflected as primary earning per share and fully dilluted earnings per share set forth in the following table used for EPS computation:

                                                            Historical
                                                            ----------
                                                      ITC              Airtech
                                                     -----            --------

Weighted average number of shares                 12,139,865         17,485,000
Less shares cancelled                            ( 3,400,000)
Add shares issued for debentures                   1,144,444
Adjustment for combined presentation                                (17,485,000)
Common shares issued for acquired                  8,000,000
Primary shares outstanding                        17,884,309
Assuming conversion of convertable
   preferred issued for acquired                   8,850,000
Assuming conversion of convertable
   Debentures issued for acquired                 12,857,143

Fully diluted shares outstanding                  39,591,452


Notes to Historical Financial Statements

1. Intellectual properties reflected on the balance sheet of Interactive consist of the following:

         License rights net of accumulated amortization
         of $294,334                                                 $   337,500
         Proprietary software and trademark, net of accumulated
         amortization of $1,063,776                                    4,347,266
                                                                     -----------
                                                                     $ 4,684,766

                   INTERACTIVE TECHNOLOGIES CORPORATION, INC.

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                   For the Three Months Ended August 31, 1997
                                   (Unaudited)


     License rights consist of ITC's Federal Communications Commission Interactive Video and Data Services (IVDS) radio station license in the Melbourne-Titusville-Palm Bay, Florida and the retained 10% interest in IVDS license in the Charleston-North Charleston, South Carolina service areas representing an additional enhancement to ITC's programming distribution. These licenses have a duration of an initial five years, and are renewable if all conditions of the license are met. IVDS, a two way communications system , will allow viewer to take an active role in systems delivered through broadcast television, cable television, wireless cable, direct broadcast satellite or other future television delivery methods. IVDS is regulated as a personal radio service under the rules of the FCC which has allocated spectrum in the 218-219 MHZ range for its use. IVDS systems are designed to operate with a hand-held remote control device that controls the interactive set top[ device on the subscriber's television set. A viewer would interact with the TV station through a radio signal using an IVDS frequency.

     Proprietary software and trademarks consist of software developed for integration into the rebate television market and a trademark known as Rebate TV
(TM) purchased in October 1995.  This  proprietary  software  allows ITC to be a developer and producer of television,  interactive  television  and  interactive digital media programming. These programs can be developed in various interactive formats for cable, broadcast and direct broadcast satellite television as well as for Internet distribution. Rebate TV is a television program which incorporates interactive media and computer data management allowing retail vendors to communicate their message to consumers, the allow the consumer to verify his or her purchase, with the consumer receiving a cash rebate from ITC for their purchases. Retailers represent a broad spectrum of the business community including grocer chains, furniture stores, tire service stores, banks, restaurants, car dealers and a variety of other specialty businesses.

2. Intellectual properties reflected on the balance of Airtech consist of the cost incurred to date for the development of a full line of air purification products for commercial, consumer, automobile and medical use. Several of the products will be eligible for a US and foreign patents with patent applications currently in process or planned (See Note ). Adjustments for Acquisition

3. Per the stock purchase agreement entered into on May 8, 1997 between Interactive Technologies Corporation, Inc. and Airtech International Corporation the following presents the securities and the related valuation of the purchase of 100% of the issued and outstanding common stock of Airtech:

                                                       Value
         Description of Securities                   Per Share           Total
         --------------------------                  ----------        ---------
         8,000,000 shares of Interactive
         Common Stock, registered                    $0.56(a)        $ 4,480,000

         8,850,000 shares of Interactive
         Preferred Stock, registered and
         convertible into Common Stock               $0.45(b)          3,982,500

         $9,000,000 in Convertible
          Debentures                                 At Face           9,000,000

         Total value of purchase of 100%
         of Airtech Common Stock                                    $ 17,462,500

(a) The closing of bid price of Interactive common stock on May 8, 1997 was $1.125, for valuation of a private placement type transaction of registered shares of common stock Interactive has discounted the price per share by 50%.

(b) The Preferred Stock is convertible into one (1) share of Common Stock after 24 months or can be called by the Company during that time, for valuation purposes the assigned value of the common shares was reduced by 20%.

                   INTERACTIVE TECHNOLOGIES CORPORATION, INC.

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                   For the Three Months Ended August 31, 1997
                                   (Unaudited)



The following represents the allocation of the purchase price:

         Book value of Airtech common stock                      $   3,804,026
         Intellectual properties                                    12,250,000
         Excess of purchase price over cost                          1,408,474
                                                                 -------------
         Total purchase price                                    $  17,462,500



4.  Interactive Technologies has the following litigation pending:

     The Company is a defendant in a proceeding filed in the United States District Court for the Southern District of New York. It accepted service April 5, 1997 in an action brought by Studiolink Corporation and Steven Campus for damages arising out of an equipment lease agreement. The Company expects to assert counterclaims against the Plaintiffs for losses suffered as a result of their failure to perform. Settlement discussions have been ongoing and the Company expects this matter to be settled in a manner not unfavorable to the Company. In addition, in related matters, the Company is in litigation with LLB Realty, L.L.C. which has filed a claim alleging claims under an office lease agreement in Superior Court of New Jersey, Mercer County. The Company has asserted claims against L.L.B. Realty, L.L.C. for failure to perform under the conditions of the agreement. Settlement negotiations have been ongoing and the Company expects this matter to be settled in a manner not unfavorable to the Company.

     The Company is not a party to any other pending legal proceedings except for claims and lawsuits arising in the normal course of business. The Company does not believe that these claims or lawsuits will have a material effect on ITC's financial condition or results of operations. Accordingly no provision or accrual for potential losses are reflected in the Pro-Forma Combined Financial Statements.

    Airtech International Corporation has the following litigation pending:

     Airtech International Corporation, McCleskey Sales and Service, Inc., C.J. Comu and John Potter, plaintiffs vs Honeywell, Inc., Honeywell Environmental Air Control, Inc. And Suzanne Haas, defendants; No. 3:96CV-1855-D, United States District Court for the Northern District of Texas, Dallas Division.

     In this case, Airtech, a subsidiary and two of its officers filed suit against Honeywell, Inc. And a Honeywell subsidiary and an employee asserting several causes of action. These causes of action include breach of contract relating to termination of the Company's Full Service Distributorship agreements, for defamation and tortious interference with contract relating to a merger agreement between the Company and DCX, Inc., for unfair competition regarding claims made by Honeywell about it air purification products, for negligent misrepresentation regarding representations made to the Company and its subsidiary regarding the exclusivity of certain arrangements with the defendants, and for declaratory relief and attorney's fees. Honeywell filed a counterclaim against the Company, McCleskey, Comu and Potter. Honeywell alleges that the Company and McCleskey owe Honeywell money for past purchases, and that Comu and Potter interfered with the relationship between McCleskey and Honeywell. Honeywell seeks $71,000 in actual damages and unspecified punitive damages and attorney's fees. The Company has denied all of the material allegations of Honeywell's counterclaim. The Company plans to vigorously defend the counterclaim and believes the counterclaim to be without merit.

     Honeywell,   Inc.,  plaintiff,   vs  Airtech   International   Corporation,
AirSoPure, Inc. And Richard Allegrati, defendants: No. WMN 97-238 United States District Court for the District of Maryland, Baltimore Division.

                   INTERACTIVE TECHNOLOGIES CORPORATION, INC.

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                   For the Three Months Ended August 31, 1997
                                   (Unaudited)



     Honeywell filed suit against the Company, a subsidiary and an employee, alleging violations of the Lanham Act and the Maryland Uniform Trade Secrets Act and the common law. The suit alleges that certain Airtech and AirSoPure products were sold in violation of the Honeywell's trademarks, and that the cover design of certain products of Airtech/AirSoPure was wrongfully obtained. The suit seeks an injunction and unspecified damages. Rather than incur substantial additional attorney's fees, the Company agreed to the entry of a preliminary injunction regarding the sale of a very small number of modified Honeywell products, immaterial to the Company's business. The Company denies all of the material allegations of Honeywell's claims, is vigorously defending this case. The Company believes Honeywell's claims to be without merit.

     Accordingly no reserve or accrual has been reflected in these Combined Pro-Forma Financial Statements for this pending litigation.

                  INTERACTIVE TECHNOLOGIES CORPORATION, INC.
                                 AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                            AUGUST 31, 1997 and 1996


                                     Assets


                                                     August 31,      August 31,
                                                       1997             1996
                                                       ----             ----

Current assets:

         Cash                                         $11,009         $14,695
         Accounts and note receivable, trade,                          24,167
           net of $25,000, of allowance for
           uncollectible amounts                       42,165               -
         Prepaid expenses and other assets             15,406          15,593
                                                    ---------        --------

          Total current assets                         68,580          54,455
                                                    ---------        --------

Property and equipment, at cost, net of
  $34,270 and $13,138, respectively of
  accumulated depreciation                             80,871         101,692
                                                    ---------        --------

Other assets:

         Organizational costs, net of $2,534
           and $1,734, respectively of
           accumulated amortization                     1,466           2,266
         Investment in Subsidiary - SNT                     -         314,899
         License rights, net of $337,500
           and $294,334, respectively of
           accumulated amortization                   337,500         670,666
         Proprietary software and trademark,
           net of $1,063,776 amd 289,877,
           respectively of accumulated
           amortization                             4,347,266       5,121,165
                                                    ---------       ---------

                                                    4,767,103       6,108,996
                                                    ---------       ---------

                                                   $4,835,683      $6,265,143
                                                   ==========      ==========




















    The accompanying notes are an integral part of the financial statements.

                   INTERACTIVE TECHNOLOGIES CORPORATION, INC.
                                 AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                            AUGUST 31, 1997 AND 1996


                      Liabilities and Stockholders' Equity



                                                    August 31,    August 31,
                                                       1997          1996
                                                       ----          ----

Current liabilities:

         Accounts payable, trade                   $ 127,812      $ 225,023
         Accrued expenses                             67,862         77,683
         Contract of sale deposit                          -        500,000
         Notes payable                               274,685
         Loans Payable
           Related Parties
           Others                                                   252,462
         Current portion of long-term
           liabilities                               210,077        171,227
                                                   ---------       --------

           Total current liabilities                 680,436     $1,226,395
                                                   ---------     ----------

Long-term liabilities:

         License rights payable                      329,923        499,573
         Capital lease obligation                    218,750              -
         Convertible debentures payable                    -        800,000
                                                   ---------      ---------

                                                     548,673      1,299,573


Commitments and contingencies:

Stockholders' equity:

         Common stock, $.01 par value
         50,000,000 and 12,500,000 shares
         authorized, respectively
         13,479,613 and 11,866,491,
         respectively, shares issued
           and outstanding                           134,796        118,665
         Paid in capital in excess of par         10,836,034      8,796,652
         Accumulated deficit                     ( 7,364,256)    (5,176,142)
                                                 ------------    -----------

                                                   3,606,574      3,739,175
                                                 ------------    -----------
                                                 $ 4,835,683    $ 6,265,143
                                                 ============   ============








    The accompanying notes are an integral part of the financial statements.

               Interactive Technologies Corporation, Incorporated
                              Statements of Operations
               For the Three Months Ended August 31, 1997 and 1996


                                                 AUGUST 31,       AUGUST 31,
                                                    1997             1996
                                               -------------     -----------
                                                 (unaudited)     (unaudited)
                                               -------------     -----------

Revenue                                         $     3,070      $   12,835
                                               -------------     -----------


Operating expenses:
     Depreciation                                     5,414           5,403
     Amortization                                   227,202         240,809
     Production costs                                   912               -
     General and administrative                     104,704         658,175
     Interest expense:
          Stockholder                                     -               -
          Other                                      12,264               -
     Management fee-stockholder                           -               -
                                               -------------    -----------
                                                    350,496         904,387

                                               -------------    -----------
Loss from operations                               (347,426)       (891,552)

Income/(loss) before income taxes                  (347,426)       (891,552)

Provision for income taxes                                -               -
                                               -------------    -----------

Net income/(loss)                              $   (347,426)    $  (891,552)
                                               =============    ===========



Net income/(loss) per share

             Primary                           $      0.03      $    0.08
             Diluted                           $      0.03      $    0.08
























       Accompaning notes are an integral part of the financial statements.

                   INTERACTIVE TECHNOLOGIES CORPORATION, INC.
                          NOTES TO FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
------------

     Interactive Technologies Corporation, Inc. (the Company) was incorporated in the state of Wyoming on August 8, 1991. On October 20, 1995, the Company entered into a reverse acquisition transaction, described below, with Syneractive, Inc. (SI). SI was incorporated in the state of Florida on August 31, 1995. Prior to October 20, 1995, the Company was engaged primarily in the business of exploiting its rights under a license granted by CST Entertainment Imaging, Inc. The license gave the Company the exclusive right to colorize black-and-white film and videotape, including black-and-white theatrical films and television programs, which were originally produced for distribution primarily within European countries. However, the Company abandoned the business of exploiting the license (see Note 3) on October 18, 1995 as a result of being unable to realize any revenue from the license. SI, which was acquired in a reverse acquisition, obtained license rights from the Federal Communications Commission to operate interactive and data service systems in the Charleston - North Charleston, SC and Melbourne - Titusville, Florida metropolitan areas.

     Syneractive, Inc. also acquired proprietary software and a trademark known as Rebate TV, which is a marketing and sales medium for a wide variety of products and services. Advertisers on Rebate TV will offer substantial rebates to the network's viewers through a unique interactive rebate program. Touch-tone phones will initially interact the network to secured earned rebates, and later the network will be accessed via wireless digital communications networks currently under development. The Rebate TV operations commenced April 15, 1996 and serve customers in the eastern United States. Management expects exploitation of the FCC licenses to commence in 1997. They intend to hire the necessary management personnel, raise addition capital and generate profitable operations needed to continue its existence.

     Syneractive, Inc. was dissolved on October 30, 1995.

Reverse acquisition
-------------------

     On October 1, 1995, the Company issued 5,700,000 shares of common stock to its current sole director and officer in exchange for the net assets of SI. After the issuance of such stock, the current director and officer effectively controlled the Company, holding approximately 50.1% of the outstanding common stock.

     Prior to the reverse acquisition, the current sole director and officer of the Company owned all of the outstanding common stock of SI. Accordingly, the reverse acquisition has been accounted for at the historical cost of the assets acquired.

Basis of Presentation
---------------------

     The financial information presented as of any date other than May 31 has been prepared from the books and records without audit. The accompanying financial statements have been prepared in accordance with the instructions to Form 10QSB and do not include all of the information and the footnotes required by generally accepted accounting principals for complete statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such financial statements, have been included.

     These  financial   statements  should  be  read  in  conjunction  with  the
consolidated financial statements and notes thereto for the year ended May 31, 1996 contained in the Company's 10KSB Annual Report.

Management estimates
--------------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    INTERACTIVE TECHNOLOGIES CORPORATION, INC.
                                 AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS

Cash flow
---------

For purposes of the statement of cash flows, cash includes demand deposits and time deposits with maturities of less than three months. None of the Company's cash is restricted.

Earnings per share

Primary and fully diluted earnings per share amounts are based upon 13,479,613 and 11,866,491, respectively, weighted average shares of common stock and common stock equivalents outstanding. No effect has been given to the assumed exercise of stock options and warrants and convertible debentures as the effect would be antidilutive.

In February 1997, the Financial Standards Accounting Board (FASB) issued Statement of Financial Accounting Standards No. 128 Earnings Per Share effective for financial statement periods ending after December 15, 1997. Earlier application is not permitted. For pro forma disclosure purposes, there is no difference in the amounts of net loss per share and weighted average shares of common stock outstanding computed using FASB 128 and those reflected in the accompanying financial statements.

2.       COMMITMENTS AND CONTINGENCIES

Operating leases

Through October 31, 1995, the Company used office space provided free of charge by its stockholder, the value of which was not material. The Company presently leases its facilities in Florida under non-cancelable operating lease agreements expiring through April 1998. From May 1996 through August 1996, the Company also leased facilities in New Jersey in connection with its SNT operations (Notes 1 and 3). For the years ended May 31, 1997 and 1996, rent expense under these leases totaled $62,803 and $24,603, respectively.

Minimum future rental payments required under the above operating leases are as follows.

                          Year Ending
                            May 31,                           Amount

                              1998                         $   22,464
                                                            =========


Capital lease obligations

On March 27, 1996, the Company acquired various studio equipment under a capital lease obligation payable monthly through March 2001 with imputed interest at 11.0%, secured by the equipment and 250,000 common stock shares of the Company. As part of the transaction, the stockholder of the lessor/corporation purchased 50,000 common stock shares of the Company for $200,000 cash and received warrants to purchase 50,000 common stock shares at $2.00 per share. At May 31, 1996, the cost of equipment acquired under this lease and related accumulated depreciation totaled $1,100,000 and $26,190, respectively.

During the year ended May 31, 1997, the Company withdrew from this lease obligation, resulting in a lawsuit, (Notes 1 and 3) and wrote off the $1,100,000 capitalized cost of the equipment, $77,435 of additional related equipment, the related accumulated depreciation of $56,068 and all but $218,750 of the related capital lease obligation.

License fees payable

The Company, through SI, has acquired licenses from the Federal Communications Commission to operate interactive video and data service systems in various metropolitan statistical areas (Note 1). The license rights are payable interest only, at 7.7 percent for two years with principal and interest payable monthly over the remaining three years of the licenses. Interest has been accrued from the dates the licenses were formally issued.

                   INTERACTIVE TECHNOLOGIES CORPORATION, INC.
                                 AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS


During the year ended May 31, 1997, the Company received the remaining amounts due under a contract of sale for the North Charleston, SC license rights (Note
1) and the sales transaction was completed.


Future principal payments under the remaining Titusville, FL license right obligation are as follows:

                           Year Ending
                             May 31,                         Amount

                               1998                      $   210,077
                               1999                          183,113
                               2000                          146,810
                                                         -----------
                                                         $   540,000

Employment agreement

During the year ended May 31, 1996, the Company entered into an employment agreement, with a director and principal member of management, which provided for annual compensation equal to 5% of the gross profit from the Rebate TV operations, with a minimum salary for the first year of $125,000. In addition, the Company provided a monthly automobile allowance. The agreement expired in October 2005, and provided for full payment if the employees should be terminated without cause, become disabled, or die before such date. In November 1996 the employee left the Company and has since filed a lawsuit claiming an unspecified amount of damages for breach of contract. The first year minimum compensation required under the agreement was paid in full. The Company anticipates a favorable outcome to this litigation and the accompanying financial statements do not contain any reserve for this contingency.

The  Company's   current   compensation   benefits  do  not  provide  any  other
post-retirement or post-employment benefits.

3. LITIGATION

Rental operating lease

The Company is defendant, and it has filed counter claims, in a lawsuit filed by the lessor of office space facilities in New Jersey (Note 2). The Company never occupied the space due to the lessor's failures to finish out the space to the Company's specifications. The lessor seeks to recover remaining lease payments due under the lease of $606,913 and the Company seeks to recover damages under a capital lease obligation (Note 2) for equipment located in the New Jersey facilities and contractually precluded from being removed from the facilities. Although the Company anticipates a favorable settlement of this lawsuit the outcome of it is uncertain. The accompanying financial statements do not contain any reserve for this contingency.

Capital lease obligation

The Company was defendant, and it had filed counter claims, in a lawsuit filed by the lessor of equipment subject to a capital lease obligation (Note 2). The Company withdrew from the lease because of the lessor's inability to correct defects in a major revenue producing component of the equipment and the inability to use the equipment.

The lessor sought to recover lease payments due under the lease totaling $1,043,021 and the Company sought to recover lost revenues caused by the deficient equipment. On August 21, 1997, the Company settled this lawsuit agreeing to issue 350,000 common stock shares (plus an additional 162,500 or 325,000 shares if the Company fails to file a Registration Statement with the S.E.C. by December 1, 1997 or January 2, 1998, respectively). The settlement loss was valued at the $.625 August 21st closing price of the common stock shares, or $218,750, and is recorded in the accompanying financial statements by reducing the carrying value of the capital lease obligation at May 31, 1997 to $218,750.

                   INTERACTIVE TECHNOLOGIES CORPORATION, INC.
                                 AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS

4.       CONVERTIBLE DEBENTURES

NONE

5.       NOTES PAYABLE

The Company's notes payable consist of loans from various corporations and individuals provided for working capital purposes. The notes, which contain no significant restrictions, bear interest at rates of 10.0% to 18.0%, are due through March 1998 and are unsecured.

6.       RELATED PARTY TRANSACTIONS

Stockholder

The Company had a 50% interest in a joint venture with another corporation to exploit its license (Note 1) and accounted for this investment using the equity method. At May 31, 1995, the joint venture had no assets and the carrying value of its investment was $0. Also at May 31, 1995 the Company had available a $700,000 financing arrangement through a stockholder corporation with an interest rate of 12.5%. The amount outstanding at May 31, 1995 totaled $656,831. The stockholder corporation also charged a monthly management fee of $4,167 through September 30, 1995. In October 1995 the Company sold its joint venture interest in exchange for its release from the amount owed under the financing arrangement plus accrued interest and management fees through September of 1995, resulting in a gain of $701,865, the excess of these amounts over the carrying value of its investment in the joint venture.

7.  INCOME TAXES

The Company used the accrual method of accounting for tax and financial reporting purposes. At August 31, 1997, the Company had net operating loss carryforwards for financial and tax reporting purposes of approximately $7,000,000. This carryforwards expire through the year 2011, and are further subject to the provisions of Internal Revenue Code Section 382.

Pursuant to Statement of Financial Accounting Standards No. 109, the Company has recognized a $2,385,722 deferred tax asset attributable to the net operating loss carryover, net of a $118,391 deferred tax liability related to amortization timing differences, in the amount of $2,267,331 which have been fully offset by a valuation allowances in the same amount, as follows:

                                            1997                1996
                                            ----                ----

        Beginning balance              $  1,469,703         $  1,330,781
        Increase during period              797,628              138,922
                                       ------------         ------------

        Ending balance                 $  2,267,331         $  1,469,703
                                       ============         ============


8.       FINANCIAL INSTRUMENTS

The Company's financial instruments consist of its cash, accounts receivable, trade and its convertible debentures payable.

Cash

The Company maintains its cash in bank deposit and other accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and does not believes it is subject to any credit risks involving its cash.

Accounts and note receivable, trade

The Company accounts and note receivable are unsecured and represent sales not collected at the end of the year. Management believes these accounts and note receivable are fairly stated at estimated net realizable amounts.

                   INTERACTIVE TECHNOLOGIES CORPORATION, INC.
                                 AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS

Convertible debentures payable

Management believes the carrying value of their debentures payable represents the fair value of these financial instruments because their terms are similar to those in the lending market for comparable loans with comparable risks.

9.       SUBSEQUENT EVENT

Subsequent to May 1997, the Company entered into an agreement to acquire Airtech International Corporation (AIC), a Texas corporation, through the issuance of its common stock shares in a transaction to be accounted as an acquisition by ITC. The transaction is subject to final AIC stockholder approval upon the effective date of a Form S-4 Registration Statement, which has been filed.

                        AIRTECH INTERNATIONAL CORPORATION

                           CONSOLIDATED BALANCE SHEET
                            AUGUST 31, 1997 and 1996
                                   (Unaudited)

                                                    1997                1996
                                              --------------      --------------
Assets
Current Assets:
     Cash and cash equivalents                $       15,916      $     932,358
     Accounts Receivable                             382,274            447,299
     Inventories                                     294,008            163,109
     Other Currents Assets                           536,260             95,267
                                              ---------------     --------------
           Total Current Assets                    1,228,458          1,638,033
Property, Plant and Equipment Net of
      Accumulated Depreciation                       229,264            123,203
Property held for Resale                                   -            400,000
Intellectual Properties                            1,146,318             90,681
Notes Receivable-Long Term                           783,957                  -
Investment in Subsidiaries                           650,000            650,000
Other Assets                                         519,685            519,050
                                             ----------------     --------------

            Total Assets                       $   4,557,682      $   3,420,967
                                             ================     ==============

Liabilities and Stockholders' Equity
Current Liabilities:
       Current maturities of long-term debt    $      21,310      $      10,391
       Accounts Payable-trade                        398,896            139,938
       Accrued Payroll and employee benefits         272,222             46,915
       Loans from Officers                            40,000                  -
                                              ---------------     --------------
             Total Current Liabilities               732,428            197,244
Long-Term Debt                                        42,419             20,916
Deferred Revenue                                     400,000                  -
Commitments and Contingent Liabilities

Stockholders' Equity
        Common Stock, issued 16,223,642 shares
        in 1997 and 14,917,342 shares in 1996            162                149
        Series C Preferred Stock, issued 1,000
        shares in 1997 and 1,000 shares in 1996        1,000              1,000
        Paid-in Capital                            4,224,266          3,679,198
        Retained Earnings (Deficit)                 (842,593)          (477,540)
                                                -------------     --------------
              Total Stockholders' Equity           3,382,835          3,202,807
                                                -------------     --------------

              Total Liabilities and
                  Stockholders' Equity          $  4,557,682       $  3,420,967
                                                =============     ==============


              See Notes to the Consolidated Financial Statements.

                        AIRTECH INTERNATIONAL CORPORATION

                        CONSOLIDATED STATEMENT OF INCOME
               FOR THE THREE MONTHS ENDED AUGUST 31, 1997 AND 1996
                                   (Unaudited)



                                                   1997                 1996
                                                --------------      ------------


Sales                                           $    267,924         $   326,020

Cost of Sales                                        184,208             117,310
                                                --------------      ------------

Gross Income                                          83,716             208,710


General and Administrative expenses                  299,066             206,565
                                                --------------      ------------


Net  Income  ( Loss)                             $  (215,350)       $      2,145
                                                ==============      ============

Primary Income ( Loss) per share                 $      0.03        $       0.00
Dulited  Income ( Loss) per share                $      0.03        $       0.00










                See Notes to Consolidated Financial Statements.

               AIRTECH INTERNATIONAL CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

Note 1:  Summary of Significant Accounting Policies

     Organization.   Airtech   International   Corporation   (the  Company)  was
incorporated in the state of Texas in March of 1995. In August of 1995, the Company became a Full Service Distributor for Honeywell Enviracaire, a manufacturer of commercial air filtration systems, and began marketing and sales of these products. In August of 1995, the Company determined that the Enviracaire model 13000 could be eligible for Medicare Part B Code and began the pursuit of an application for such code, receiving notification of a pending issuance of a Medicare Part B Code in April of 1996. In May of 1996, Honeywell Enviracaire cancelled the Company's Full Service Distributorship and the Company withdrew its Medicare application.

     In December 1995, the Company acquired 100% of McCleskey Sales and Service, Inc., (MSS) a Texas corporation, in exchange for 165,000 shares of common stock. MSS is engaged in the sales and service of heating and air conditioning equipment. MSS was also a Honeywell Enviracaire Full Service Distributor with prior knowledge of the installation and service of this air filtration equipment.

     In September 1996, the Company initiated a design program to create a complete line of air filtration and purification products. This line of products includes commercial ceiling mounted units, wall mounted units, ductable units and a down draft salon table for the nail industry as well as a portable automobile unit and a portable unit for Medicare. The technology being developed by the Company will combine ozone generation with air filtration, a new concept.

     In March 1996, the Company incorporated AirSoPure, Incorporated (ASP) in the state of Texas as a wholly-owned subsidiary. ASP was formed to establish a franchise program for the Airtech products. The franchisees will be the primary source for the marketing, sales and distribution of the Company's commercial technology.

     Basis of Financial Statement Presentation. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and accounts have been eliminated. Subsidiaries purchased are recorded at cost using the equity method of accounting for acquisitions.

     Cash Equivalents. Holdings of highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

     Inventories. Inventories are valued at the lower of the first-in, first-out
(FIFO) cost or market. Assembled units are valued at the cost of components plus allocated labor.

     Property, Plant, and Equipment. Property, plant, and equipment are recorded at cost less depreciation and amortization. Depreciation and amortization are primarily accounted for on the Straight line method based on estimated useful lives. The amortization of leasehold improvements is based on the shorter of the lease term or the life of the improvement. Betterments and large renewals which extend the life of the asset are capitalized whereas maintenance and repairs and small renewals are expended as incurred.

     Sales. Income is recognized in the financial statements (and the customer billed) either when materials are shipped from stock or when the vendor bills the Company for the order. Net sales are arrived at by deducting discounts, freight, and sales tax from gross sales.

     Franchise Fees. Franchise fees are recognized in the financial statements when all material services relating to the sale of a franchise have been performed by the Company and there is no obligation to refund any cash received or forgive any unpaid notes or receivables.

     Intellectual Properties. Cost incurred by the Company in developing its products which are considered patentable are capitalized and will be amortized over the estimated useful life of the related patents. The technical requirements for the design, testing and completion of working proto-types are the primary cost capitalized. Amortization will be recorded after a unit has been placed in production.

               AIRTECH INTERNATIONAL CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


     Income Taxes. The Company uses the asset and liability method as identified in SFAS 109, Accounting for Income Taxes.

     Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Stock-Based Compensation. The Company follows the intrinsic value based method of accounting as prescribed by APB 25, Accounting for Stock Issued to Employees, for its stock-base compensation.

     Principals of Consolidation. The Company acquired McCleskey Sales and Service, Inc. in November 1995 electing the equity purchase method for accounting for this purchase. The Company incorporated AirSoPure Incorporated in March 1997. The accompanying consolidated financial statements include the general accounts of the Company and these wholly owned subsidiaries. All material intercompany accounts and balances have been eliminated in the consolidation except for cash advances to a subsidiary.

     Nature of Operations. The Company's primary business is the manufacture, sales and distribution of air filtration equipment. The technology utilized in the Company's air filtration equipment will remove odors, gases, viruses, pollen, mold spores and other airborne particulates. Uses of this technology include, restaurants, medical facilities, public buildings, schools, gaming and bingo facilities.

Note 2: Other Current Assets

         At 1997 and 1996 other assets are comprised of the following:

                                                       1997             1996
         Prepaid expenses                           $   44,805       $   12,940
         Prepaid legal                                 118,841
         Prepaid Merger cost                           346,689           66,227
         Prepaid Private Placement Cost                 25,925           16,100
         Total                                       $ 536,260       $   95,267


     The Company has entered into a contingent fee agreement with the law firm representing its interest in the Honeywell law suit. Under the terms of this agreement the Company will pay certain out-of-pocket expenses incurred during the litigation, to date these expenses have totaled $118,841.

     Merger costs consist of cost incurred by the Company in its merger pursuit. Under the terms of its stock purchase agreement with Interactive Technologies Corporation, Inc., dated May 1997, these costs will be reimbursed and included as direct costs of acquisition on completion of the merger


Note 3: Property, Plant and Equipment

     At August 31, 1997 and 1996, property plant and equipment comprised of the following:


                                                       1997             1996
         Furniture and fixtures                    $    17,750      $   17,750
         Computers and equipment                       130,401          98,440
         Vehicles                                      116,787          77,686
         Leasehold improvements                          9,388
         Assembly equipment                             65,266
         Total                                         339,592         193,876
         Less: Accumulated depreciation                110,328          70,673

         Net property, plant and equipment           $ 229,264       $ 123,203

               AIRTECH INTERNATIONAL CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


Note 4: Property Held for Resale

     In 1995 the Company purchased the exclusive rights to Honeywell Enviracaire products for the county of Turkey for $250,000 and for the country of Taiwan for $150,000.

Note 5: Intellectual Properties

     Prior to the cancellation of the Company's Full Service Distributorship in the U.S. by Honeywell in May of 1996 the Company had received notification of approval within 90 days of its Medicare Part B application for a portable air filtration system manufactured by Honeywell. Subsequent to this cancellation the Company withdrew it Medicare Part B application. While the Company is pursuing the development of a full line of commercial air filtration systems, its primary focus has been on the development of a portable air filtration system that will qualify for Medicare Part B and a portable air filtration unit for vehicles.

     The Company has incurred costs totaling $1,146,318 at August 31, 1997 and $90,681 at August 31, 1996 in its design and testing of these products. The Company currently has in production one commercial model and anticipates its complete line of commercial air filtration products to be in production during the 1998 fiscal year. The portable air filtration unit for vehicle use is scheduled for production by the end of 1997. The air filtration system being designed for Medicare Part B applications should be in a working proto-type by the end of 1997 and the application submitted during the first quarter of 1998. The Company forecast additional cost of approximately $1 million dollars for completion of the vehicle and Medicare Part B units. The Company has and will continue to apply for patents on its products.

Note 6: Notes Receivable

     At August 31, 1997 and 1996, notes receivable is comprised of the following:

                                                       1997             1996
         Domestic notes receivable                 $ 300,000        $         0
         Foreign notes receivable                    666,500                  0
         Total                                       966,500                  0
         Less: Current Maturities                    182,543
         Net Non-Current Notes Receivable          $ 783,957        $         0


     These notes receivable bear interest at 8% and are payable in terms ranging from 12 months to 36 months. Credit is extended on a evaluation of the payee's financial condition and general credit information. If the note is for a franchise fee or for equipment, these will serve as collateral.

Note 7: Other Assets

     At August 31, 1997 and 1996, other assets is comprised of the following:

                                                       1997             1996
         Deposits                                  $   16,739      $   16,279
         Prepaid royalties                            500,000         500,000
         Other                                          2,946           2,771
         Total                                    $   519,985      $  515,910

Note 8 Notes Payable

     At August 31, 1997 and 1996, notes payable is comprised of the following:

                                                         1997             1996
                                                       -------------------------
         Nations Bank                               $   24,172       $   31,307
         Resource One                                   39,558
         Total                                          63,729           31,307
         Less: Current maturities                       21,310           10,391
         Net Long-Term Debt                         $   42,419       $   20,916

               AIRTECH INTERNATIONAL CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



Note 9: Earnings Per Common Share


     Earnings per common share are computed by dividing net income by the average number of Common shares outstanding during the period. The weighted average number of Common shares outstanding at August 31, 1997 were approximately 16,100,000 and approximately 9,200,000 at August 31, 1996.

Note 10: Income Taxes

     The Company uses the accrual method of accounting for tax and financial reporting purposes. At August 31, 1997 and 1996, the Company had net operating loss carryforwards for financial and tax reporting purposes. These carryforwards expire through the year 2011, and are further subject to the provisions of the Internal Revenue Code Section 382.


Note 11: Operating Leases

     The Company presently leases its facilities in Texas under non-cancelable operating lease agreements expiring through September 1999. These leased facilities total approximately 13,000 square feet of office and warehouse space.

     Minimum future rental payments under the above operating leases are as follows:

                                                       Amount
                                                     ---------
                  1998                               $  78,000
                  1999                                  37,680
                                                     ---------
                  Total                              $ 115,680


Note 12: Commitments and Contingencies

     An original petition was filed in State District Court, Dallas, Texas in August 1995 by Kristen S. Venable naming McCleskey Sales and Service, Inc., and Trane, Inc., Defendants, alleging breach of contract, breach of warranty and negligence relating to the installation of Trane air conditioning equipment. The complaint seeks damages in excess of the minimum, jurisdictional limits of the Court, plus punitive and exemplary damages. McCleskey and Trane have filed answers denying all claims. The matter is currently awaiting a trial date. The claims against McCleskey are covered by insurance which coverage amount is believed by management to be sufficient to cover the claims in the event of an adverse judgement.

     Airtech International Corporation, McCleskey Sales and Service, Inc., C.J. Comu and John Potter, plaintiffs, vs Honeywell Environmental Air Control, Inc., and Suzanne Haas, defendants; No. 3:96CV-1855-D, United States District Court for the Northern District of Texas, Dallas Division.

     In this case, Airtech, a subsidiary and two of its officers filed suit against Honeywell, Inc. and a Honeywell subsidiary and an employee asserting several causes of action. These causes of action include breach of Contract relating to the termination of the Company's Full Service Distributorship agreements, for defamation and tortious interference with a contract relating to a merger agreement, for unfair competition regarding claims made by Honeywell about its air purification products, for negligent misrepresentation regarding representations made to the Company and its subsidiary regarding the exclusivity of certain arrangements with the defendants, and for declaratory relief and attorney's fees. Honeywell filed a counter claim against the Company, McCleskey, Comu and Potter. Honeywell alleges that the Company and McCleskey owe Honeywell money for past purchases, and that Comu and Potter interfered with the relationship between McCleskey and Honeywell. Honeywell seeks $71,000 in actual damages and unspecified punitive damages and attorney's fees. The Company has denied all of the material allegations of Honeywell's counterclaim. The Company plans to vigorously defend the counterclaim and believes the counterclaim to be without merit.

               AIRTECH INTERNATIONAL CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


     Honeywell,   Inc.,  plaintiff,   vs  Airtech   International   Corporation,
AirSoPure, Inc. and Richard Allegrati, defendants: No. WMN 97-238 United States District Court for the District of Maryland, Baltimore Division.

     Honeywell filed suit against the Company, a subsidiary and an employee, alleging violations of the Lanham Act and the Maryland Uniform Trade Secrets Act and the common law. The suit alleges that certain Airtech and AirSoPure products were sold in violation of the Honeywell trademarks, and that the cover design of certain products of Airtech/AirSoPure was wrongfully obtained. The suit seeks an injunction and unspecified damages. The venue of this suit has been changed to United States District Court for the Northern District of Texas, Dallas Division, without injunctive relief and will be included in the other action pending before this court. The Company denies all of the material allegations of Honeywell's claims, and is vigorously defending this case.

Note 19: Subsequent Events

     On May 8, 1997 the Company entered into a Stock Purchase Agreement with Interactive Technologies Corporation, Inc (ITC). Under the terms of this agreement ITC will purchase a minimum of 81% of the outstanding common stock of the Company in exchange for 8,000,000 shares of ITC Common stock, 8,850,000 shares of ITC convertible Preferred Stock and $9,000,000 in ITC 8% convertible Debentures.

     This transaction will be closed at such time as registration statement filed with the Securities and Exchange. At August 31, 1997 a registration statement had been filed and was pending action by the Securities and Exchange Commission. On notification by the Commission that the registration is effective and a minimum of 81% of the shares tendered have been offered for exchange.

     On August 1, 1997, Airtech entered into a Manufacture and Distribution Agreement with Interactive. This agreement relating the the Medicare Model 950 air filtration unit, has been used by Interactive for the Private Placement of additional securities. Approximately $100,000 in additional capital has been raised from the sale of these securities. If the total securities offered for sale under this Private Placement, Interactive would receive a total of $5,000,000 in additional capital less the related expenses of the sales. Under the terms of this Agreement, Airtech would be advanced 75% of the net proceeds from the sale of these securities.

                                  THE REGISTRANT

Background.
-----------

     Interactive Technologies Corporation, Inc. ("ITC") was incorporated in the state of Wyoming on August 8, 1991. At that time, ITC was engaged in the business of exploiting its rights under a license granted by CST Entertainment Imaging, Inc. ("CST"). Such license gave ITC the exclusive right to use CST's coloring process to convert to color black-and-white film and videotape, including black-and-white theatrical films and television programs produced for distribution in Europe. ITC also had exclusive right to use CST's technology to provide digital special visual effects for new film and video productions produced for distribution primarily in the European territory. ITC ceased this effort on October 18, 1995, when it exchanged the license in satisfaction of certain of its debt.

     On October 20, 1995, ITC entered into an agreement to acquire assets of Syneractive, Inc. ("SI"), a Florida corporation. SI's assets included intellectual property consisting of a television production and the trade name Rebate TV. The assets also included license rights from the FCC to provide Interactive Video and Data Service ("IVDS") in the Charleston-North Charleston, South Carolina, and Melbourne-Titusville-Palm Bay, Florida metropolitan areas. In exchange for such assets, ITC issued 5,700,000 shares of common stock to Perry Douglas West, its current sole director and officer. In November 1996, ITC sold a 90% interest in the Charleston-North Charleston license.

Principal Products or Services and Their Markets.
-------------------------------------------------

     General. ITC develops and produces interactive television and interactive digital media programming for distribution on cable, by broadcast and direct satellite television, and over the Internet. ITC's principal interactive programming product is Rebate TV TM. The product allows a consumer to receive a cash rebate from ITC for purchases of products advertised on the Rebate TV TM television program by incorporating interactive media and computer data management. Rebate TVTM is designed to utilize existing communication technologies for consumer responses. It now uses the telephone and the Internet as return links. However, it is also designed to easily accommodate the emerging interactive television systems as they come into use, such as IVDS and Interactive Television (via fiber optic cable/telephone cable etc.)

     Beta Test. ITC conducted a beta test of Rebate TVTM from April 15, 1996, through December, 1996 (the "Test Period"). During the Test Period, Rebate TVTM aired 1/2 hour daily, seven days a week, on WIRB/Channel 56 in the central Florida market. That market serves a population of approximately 2,175,000.

     During the Test Period, the television program was divided into 14 one minute retail information segments which were utilized by advertisers to provide information about their company and a brief description of the cash rebate offered to the consumer. The balance of the program consisted of information segments, rebate reviews and instructional segments. Retailers represented a broad spectrum of business including grocery chains, furniture stores, tire service stores, retail banks, restaurants, car dealers and various specialty businesses. ITC collected point-of-sale information from the vendors who participated during the Test Period, and processed that data along with Rebate TVTM customer call-in data. Rebates were credited to customer accounts as they were verified. ITC manages escrow accounts for retail vendors so that rebates are transferred to a general customer escrow fund as they are credited.

     Consumers making a purchase of items of product or in dollar amounts which carried the rebate offered by a participating retailer (i.e. a $5 rebate on a purchase of $50 or more, or $10 rebate on the purchase of a brake package, etc.). By calling ITC's toll free telephone number, 1-888-REBATE, the consumer would be connected to ITC's computer data base, and could then register the Rebate TVTM number on the bottom of the receipt. At the end of the month, ITC sends a check to the Rebate TVTM customer for a total of all rebates processed during that month. These rebates are in addition to coupons or other promotional offers by the vendor. Rebate TVTM had approximately 4,000 subscribers by the end of the Test Period.

     Revenue Sources. ITC receives revenues of two types from Rebate TVTM. First, retail vendors will pay an initial production fee to ITC for the production of the information segment that becomes part of the television show. Then, the retail vendors will pay ITC a transaction fee based upon verified sales. The amount of the transaction fee will vary with the type of retailer and the frequency of purchase of its products. For instance, the transaction fee for a automobile sale is much higher than a grocery store because of the size and frequency of purchase.

Program Development.
--------------------

     ITC's research and development efforts consumed the technical efforts of ITC from October 1995 through the airing of Rebate TVTM on April 15, 1996, and involved two basic areas: the television programming for the shows, and the data management and computer interface development efforts for the interaction with the retailers and the consumers. None of this expense will be borne directly by the retailers or the consumers, but will be recouped through profits as ITC expands its markets.

     Development of Rebate TVTM basic programming by ITC has been done during the fiscal year with Century III at Universal Studios, Florida. Established in 1976, Century III has serviced a widely diverse client base with high production values utilizing the latest and finest in production and post-production hardware. This includes local, regional, national and international projects for all four broadcast television networks, national cable networks such as Nickelodeon and HBO, major independent producers, advertising agencies and major corporate and governmental organizations such as Digital Equipment Corporation, Harris Corporation, General Electric, NCR, AT&T, Kodak, Polaroid, Walt Disney World, Harcourt Brace Jovanovich, FPL Group, Westinghouse, McDonnell Douglas, Martin Marietta, Reebok, International and NASA. The creative director for Rebate TVTM is Michael Hamilton who has designed, directed and produced such television series as "Magnum P.I.", "Simon & Simon", "Wings" and "The Twilight Zone". His commercial experience includes such clients as CadillacTM, Texaco, Coca ColaTM, Heineken, American Airlines, Donna Karan, Elizabeth Arden, QVC, Business Technology Management and the Family Channel.

     The computer development efforts related to Rebate TVTM were done at ITC's engineering offices in Melbourne, Florida, where the hardware and software designs and specifications were developed, tested and implemented during Fiscal Years 95/96 and 96/97, to: (i) manage the large amounts of data and transactions involved in collecting and verifying sales information from the Rebate TVTM retailers; (ii) calculate the rebates, record the credits, and issue the checks to the consumer; (iii) accommodate and record the telephone rebate requests, and
(iv) provide automated participation information to the public.

Internet  Access.
-----------------

     ITC's Internet home pages for use with Rebate TVTM allow viewers to access the program's data base through the Internet. It allows them to view the status of their accounts, enter vendor rebate claims, and later will allow viewers to access a variety of products and services associated with Rebate TVTM which ITC expects to include. ITC's home page is located at http://www.REBATETV.com.

Network Operations.
-------------------

     ITC intends to develop and produce its own television channel and to distribute its Rebate TVTM video programming in this format to customers. ITC's distribution plan currently provides for distribution of this programming started in the central Florida markets to expand from there. ITC's business plan calls for Rebate TVTM to expand into additional national markets. ITC expects to hire additional employees over the next 24 months to support the operation of this programming and to continue to develop and refine the programming as ITC adds markets for these services.

Interactive Video and Data Services.
------------------------------------

     Federal Communications Commission Interactive Video and Data Services ("IVDS") radio station licenses in the Charleston-North Charleston, South Carolina, and Melbourne-Titusville-Palm Bay, Florida service areas represent an additional enhancement to ITC's programming distribution. These licenses have a duration of an initial five years, and are renewable if all conditions of the license are met. Such conditions include, among other requirements: that the license fee be paid quarterly, that 30%of the licensed area be built out within three years and that 50%of the licensed area be built out within five years of the date of the granting of the license. Pending the promulgation of regulations, ITC has obtained temporary waivers of certain of the build out requirements.

     IVDS, a two way communications system, will allow viewers to take an active role in systems delivered through broadcast television, cable television, wireless cable, direct broadcast satellite or other future television delivery methods. IVDS is regulated as a personal radio service under the rules of the FCC which has allocated spectrum in the 218-219 MHZ range for its use. IVDS systems are designed to operate with a hand-held remote control device that controls the interactive set top device on the subscriber's television set. A viewer would interact with the TV station through a radio signal using an IVDS frequency.

     ITC has sold 90% of its ownership of the Charleston-North Charleston license, and has reserved rights to provide programming to this license area when it is in operation.

     ITC is reviewing alternative uses and equipment proposals for its Melbourne-Titusville-Palm Bay, Florida license and expects to proceed to install a system for the license. Although ITC will run its Rebate TVTM and other programs on its own service area systems, the programs it develops are intended for use on various interactive delivery systems and are not specific to Interactive Video and Data Services systems. They are marketed to all of these various delivery systems. For broadcast of Rebate TVTM programming ITC currently uses and plans to use standard video media distribution methods such as cable, broadcast stations, wireless cable and direct broadcast satellite. Although ITC has designed its programs to utilize an IVDS return link (a "return link" is the method by which data is sent from the consumer or viewer back to the originator of the program), they are also designed to accommodate other return links such as the telephone. ITC has purchased equipment and software to provide a telephone return link as an interim return link for its own license areas as well as other areas where it is providing programming, to be utilized where IVDS is not available; until the installation an operation of the IVDS equipment as a return link is completed as well as for use with non subscribers to IVDS.

Intellectual Content.
---------------------

     ITC has developed a plan for the accumulation and sale of intellectual content. This content takes several forms, including completed television and video programming, both developed and produced by ITC and by third parties; property rights to written scripts and publications for the purpose of producing or having produced television or motion picture products; and program ideas, concepts and designs. In addition to the Rebate TVTM programs, ITC has filed and had accepted trademark applications with the United States Patent and Trademark Office for "Rebate TV", for "DEAL! DEALS! DEALS!" (a direct shopping program which ITC has produced), and "Television that pays you to shop".

     ITC  has  in  addition   under  this  plan  a  number  of  projects   under
consideration and review. To date, revenue from these activities has been limited to the Rebate TVTM television program, and to a limited showing of its DEAL! DEALS! DEALS! program. There is associated with each of these shows and projects a lead time or advance period necessary for development and scheduling. In addition, ITC may elect to sell outright or resell any of these properties.

     ITC acquired $1,040,800 in working capital during Fiscal Year 96/97, through loans and private stock sales. ITC believes that it can meet its cash requirements during the first quarter of the Fiscal Year 97/98 but expects to require additional funds over the next 12 months for the expansion and addition of markets for its product and for operations. Although ITC currently has no written commitments for additional funds, it believes that it can raise additional cash required from private sources. A $5 million offering is presently being structured in conjunction with AIRTECH. (See "MANAGEMENT'S DISCUSSION AND ANALYSIS - Liquidity and Capital Resources".)

     ITC continually accumulates data in the operation of its Rebate TVTM, and examines this data with regard to indicated changes in its programming. ITC expects to continue research and development of its products based upon the collection of this data.

Competitive Conditions.
-----------------------

     ITC is unaware of any direct competition with Rebate TVTM. However, there are other companies in the interactive television industry that have announced that they will provide programming to the interactive television marketplace. Many of these companies will be better capitalized than ITC and will be better positioned to take to take advantage of this emerging market. There is no assurance that ITC will secure a competitive position in such market or that its activities will result in profit to ITC.

FCC Licensing.
--------------

     The ability of ITC to provide IVDS services in the United States is subject to the rules and regulations, if any, promulgated by the FCC. At present there are only limited rules or regulations. However, there is no assurance that there will not be rules and regulations forth coming which are adverse to the interests of ITC.

Number of Persons Employed.
---------------------------

As of August 1, 1997, ITC had five employees, four of which are full-time.

Description of Properties.
--------------------------

     ITC currently has executive and engineering offices at 102 South Harbor City Boulevard, Suite A, Melbourne, Florida; programming and media offices at Century III at Universal Studios, 2000 Universal Studios Plaza, Suite 100, Orlando, Florida. The Melbourne facility consists of 1,250 square feet of office and engineering space, and is leased for a term of one year, with automatic renewal for an additional 12 months unless either Landlord or Tenant is notified in writing by the other party at least 60 days prior to termination date. Monthly lease payments are $1,250.00 plus applicable Florida sales tax. ITC's Century III office at Universal Studios consists of approximately 250 square feet of office space and use of common areas. The cost of this space is included in invoicing for production work Century III is performing for ITC.

Legal Proceedings.
------------------

     ITC is a defendant in a proceeding filed in the United States District Court for the Southern District of New York, Cause No. 97 CIV 1988(ss). It accepted service April 5, 1997, in an action brought by Studiolink Corporation and Steven Campus for damages arising out of an equipment lease agreement. ITC expects to assert counterclaims against the plaintiffs in that action for losses suffered as a result of their failure to perform. Settlement discussions have been ongoing and ITC expects this matter to be settled in a manner not unfavorable to ITC. In related matters, ITC is also in litigation with LLB Realty, L.L.C. which has filed a claim alleging claims under an office lease agreement in Superior Court of New Jersey, Mercer County, Cause No. MER-L00 1535-97. ITC has asserted claims against LLB Realty, L. L.C. for failure to perform under the conditions of the office lease agreement. Settlement negotiations have been ongoing and ITC expects this matter to be settled in a manner no unfavorable ITC. ITC is not as party to any other pending legal proceedings except for claims and lawsuits arising in the normal course of business. ITC does not believe that these claims or lawsuits will have a material effect on ITC's financial condition or results of operations

ITC Securities.
---------------

     Capital Stock. ITC is authorized to issue 70 million shares of capital stock, consisting of 50 million $0.01 par value common shares, and 20 million $1.00 par value preferred shares. As of August 1, 1997, there were issued and outstanding 13,284,309 shares of the ITC common stock. These shares have full voting rights. Of the common shares outstanding, 7,457,134 were restricted, of which 3,400,000 shares are acheduled to be cancelled upon the closing of the proposed transaction. There were no ITC preferred shares issued and outstanding as of August 1, 1997.

     Stock Options. ITC has not authorized and does not have outstanding any stock options to key employees.

     Convertible Debentures. Effective as of May 31, 1997, Exergon Capital S.A.,Laughlin Securities Limited, Crestridge Investments, Ltd. and Jayhead Investments Ltd. (collectively, the "Converting Debenture Holders" exercised their $1,050,000 principal amount of ITC's Convertible Debentures (the "May 1997 Debentures") in exchange for 1,144,444, aggregate number, of ITC's Common Stock. In connection with such conversion, the Converting Debenture Holders received the May 31 Warrants (defined below).

     May 31 Warrants. In connection with the conversion of the May 31 Debentures, the Converting Debenture Holders received warrants (the "May 31 Warrants") which are exercisable within five years from May 31, 1997, upon 30 days written notice and upon payment of the exercise price. The May 31 Warrants may be converted, in the aggregate, into 1,144,444 shares of ITC common stock as follows:

Debenture Holder                    No. Of Shares       Exercise Price
                                                           Per Share

Exergon Capital, S.A.                   333,333              $0.90
Laughlin Securities Limited             250,000              $0.90
Crestridge Investments Ltd.             250,000              $0.75
Jayhead Investments Ltd.                250,000              $1.00

     Shares to Consultants and Other Claimants. ITC has reserved 500,000 shares of ITC Common Stock for issuance to consultants in lieu of other compensation, and to other claimants.

     Warrants. ITC has issued warrants to George Clark, a current employee, and to a non-affiliate former employee in lieu of deferred compensation. Such warrants are exercisable within five years from the date of issuance at $0.75 per share.

     Market Information - Common Shares. ITC's common shares are traded on the National Association of Securities Dealers Automated Quotation Systems ("NASDAQ") SmallCap Market under the symbol "ITNL". ITC" common shares began trading on the NASDAQ exchange on April 30, 1996. High and low quotes for May 8, 1997, the day immediately preceding the announcement of the proposed acquisition of the shares of AIRTECH were 1 9/16 and 1 3/8.

High and low quotes for the last quarter of ITC's fiscal year when the shares began trading on NASDAQ were:

                                                      High             Low

         Fiscal Year 1997    4th Quarter             1 15/16          1 3/8
                             3rd Quarter             1 1/2            1 1/8
                             2nd Quarter             4                1 1/4
                             1st Quarter             5 1/4            4 1/4
         Fiscal Year 1996    4th Quarter             5                4 7/8

Prior to being traded on the NASDAQ exchange, the Company's common shares were traded in the "over-the-counter" or "Bulletin Board" market. The following quotes represent the quarterly high and low quotes available through the quarter ending December 29, 1995. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

                                                       High             Low
         Fiscal Year 1996
                    Quarter Ending 3/29/96            4 3/8            3 7/8
                    Quarter Ending 12/29/95           4                2 1/2


Prior to the quarter ending December 29, 1995 of ITC's 1996 Fiscal Year, and during the previous 1995 Fiscal Year, to the best of ITC's knowledge, no trading occurred in ITC's common stock.

     Other Market Information. To the best of ITC's knowledge, no trading occurred in ITC's preferred shares or ITC's debentures.

     Holders. As of August 1, 1997, there were approximately 950 record holders of ITC's Common Stock.

     Dividends. ITC has never paid any cash dividends on its Common Stock and has no present intent to pay any cash dividends in the foreseeable future. The declaration of cash dividends will depend on future earnings, if any, the financial needs of ITC, and other pertinent factors. Further, the declaration of dividends will be at the discretion of ITC's Board of Directors.

     Selected Financial Data. The selected financial data shown below for the years ended May 31, 1996, 1995, 1994 and the three month periods ended August 31, 1997 and 1996, have been derived from, and is qualified by reference to, the Financial Statements of ITC and have been audited by Turner, Stone & Company, LLP, independent public accountants, except for the three month periods ended August 31, 1997 and 1996 which are unaudited. The data set forth below are qualified by reference to, and should be read in conjunction with "Management's Discussion and Analysis.


                          Summary Financial Information
            (In thousands, except per share and other portfolio data)

                               August 31               Year ended May 31
                               -----------             -----------------

                           1997       1996          1996       1995         1994
                           ----       ----          ----       ----         ----


STATEMENT OF
OPERATIONAL DATA

Total Revenue             $   3      $   13         $198       $  57      $  -0-
Net Loss                  ( 347)      ( 892)      (2,655)      ( 447)     ( 136)
Net Loss Per Share        ( .03)      (0.08)       (0.22)      (0.05)     (0.02)


BALANCE SHEET DATA

Working Capital           ($612)    ($1,172)       ($497)     (1,089)      (665)

Total Assets             $4,836      $6,265       $5,179      $7,485       $ 12


     Changes In and Disagreements With Accountants. By unanimous consent of its Board of Directors on November 10, 1995, ITC engaged the accounting firm of Turner, Stone & Company, LLP of Dallas, Texas as independent accountants for ITC for the fiscal year beginning June 1, 1995, and voted to excuse the accounting firm of Lumsden & McCormick from further service to ITC after the completion of its work on the audit for ITC for the fiscal year ending May 31, 1995. During the previous two fiscal years ending May 31, 1995, there were no disagreements with Lumsden & Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure or any reportable events.

Important Considerations Related to Forward-Looking Statements
--------------------------------------------------------------

     It should be noted that this discussion contains forward looking statements which are subject to substantial risks and uncertainties. There are a number of factors which could cause actual results to differ materially from those anticipated by statements made herein. Such factors include, but are not limited to, changes in general economic conditions, the growth rate of the market for ITC's products and services, the timely availability and market acceptance of these products and services, the effect of competitive products and pricing, and the irregular pattern of revenues, as well as a number of other risk factors which could effect the future performance of ITC.

                              THE ACQUIRED COMPANY
Background.
-----------
     AIRTECH was incorporated in Texas in March 1995, as an operating company which has engaged in the sales, distribution and installation of Honeywell air purification systems. In January of 1996, AIRTECH began manufacturing its Series 2000 Manicure Table. In the spring of 1996, AIRTECH'S affiliation with Honeywell was terminated and in September 1996, AIRTECH started the design of a line of air purification products. When fully developed AIRTECH anticipates that its product line will include ceiling and wall mounted units, ductable units, portable units and an automobile unit. AIRTECH strategy for the marketing and distribution of its products includes direct sales by personnel of AIRTECH, a franchise program and sales to multi-level network marketing firms. It is anticipated that several of the products being designed will be subject to patent or trademark.

Principal Products or Services and Their Markets.
-------------------------------------------------

AIRTECH has the following air purification products in production:

     Series 12000: The series 12000 is designed to fit into a 2 foot x 4 foot space of a ceiling. Markets for this unit include facilities such as restaurants and nursing with problems involving cigarette or cigar smoke, particulates larger than .3 microns or odors. AIRTECH has sold approximately 60 of the series 2000 units, 45 of which sales occurred in October 1997.

     Series 2000 Down Draft Table: The series 2000 was designed for the nail manicure industry and was first introduced in January 1996. This series has a single speed 450 CFM blower with sorbent media filter designed for special need of this industry. AIRTECH has sold approximately 11 of the series 2000 units, 11 of which sales occured in October 1997.

     Series 3000 Down Draft Table: The series 3000 is a modified version of the series 2000 designed to appeal to the pathology/histology environment, the dental lab industry and other light industrial markets. This series utilizes a 700 CFM two speed blower using the same sorbent media filter as that used in the series 2000. However, the minerals in the filter will be varied to the correct absorbent for the application. The series 3000 will use a polyester pre-filter as standard and offer up to a 95% ASHRAE 2" x 4" pleated as an option. AIRTECH has sold approximately 4 of the series 3000 units, 4 of which sales occurred in October 1997.

AIRTECH has completed working models of the following products:

     Series 14000: The series 14000 is a larger version of the series 13000. The unit will be approximately 48" x 17" x 17" and filter 650 cubic feet of air per minute. Visually it will have the same ABS plastic sculptured geometric appearance. This unit will be installed where the series 12000 is not usable or multiple 13000's are not suitable.

     Series 900: The series 900 is a small portable unit designed for the automobile that will remove both gases and particulates. It will clean approximately 30 cubic feet of air per minute. AIRTECH anticipates that the cost of completing a sufficient number of working models (approximately 75 units individually made with a lazer lathe) will be approximately $100,000. And that subsequent costs to commence production will be approximately $400,000. Subject to receipt of financing AIRTECH anticipates commencing production in March 1998.

     Series 950: The series 950 is a portable air cleaner designed to sit on the floor and will clean approximately 250 cubic feet of air per minute. This series will remove both particulates and gases utilizing an air flow pattern discharged from the top of the unit. This product will be configured to meet the needs of the medical community. AIRTECH anticipates that, in March 1998 it will file its application to qualify the unit for reimbursement by Medicare. It is anticipated that AIRTECH will commence production in the summer of 1998.

In addition to the above, AIRTECH anticipates developing the following products:

     Series 850: The series 850 will be a less expensive version of the series 950 and will be designed by retail sales.

     Series 21000: The series 21000 is a ductable unit for both commercial and light industrial applications. This unit will allow remote positioning (i.e. on the roof) and collection of contaminants from distant zones. The clean air discharge can be directed to zones as needed. This unit permits creation of negative and positive pressure zones providing maximum control of airborne contaminant movement. The air cleaning capacity will be approximately 1800 cubic feet per minute. This unit will also be available for the upscale residential market for both new construction and retrofit.

     Series 22000: The series 22000 is a simple fugitive capture air cleaner designed for light industrial applications for the collection of airborne dust and particulates in smoke. The markets for this series include auto body repair shops, small welding and machine shops, woodworking and ceramic shops, vocational schools and college industrial arts classes. This unit will clean 2500 cubic feet of air per minute of particulates only, it is not suitable for gas and odor control.

     Replacement Filters: The Company will manufacture its sorbent media filters, pre-filter material will be purchase in bulk and cut to proper sizes and the HEPA type filters will be out-sourced. The life of the filters will vary application and the degree of contaminates however the Company anticipates each unit sold will require an average one to two complete filter changes per year.

Prospective Operations/Marketing.
---------------------------------

     General. During 1996 and 1997 AIRTECH identified niche markets having a need for air purification technology. Change in, and Federal, state and local regulatory enforcement of, air quality regulations has increased the size and scope of these markets. In 1996 the City of Plano, Texas choose the Honeywell technology represented by AIRTECH, as the exception to its smoking ban. In 1997, AIRTECH, using its technology, has worked with Fort Worth, Texas and Grand Prairie, Texas on the smoking ordinances as well as with the counties of Niagra and Erie New York on their smoking ordinances. The cities of Toronto and Vancouver Canada have also contacted AIRTECH for assistance in changing their no smoking ordinances. In each case, the AIRTECH technology will meet the minimum standards required under these ordinances for permitting smoking in public areas.

     In 1996 AIRTECH completed installations in excess of 100 ceiling mounted units primarily for smoking related problems using Honeywell technology. These installations included restaurants, bingo halls, office buildings and the conference room for the board of directors of Southwest Airlines. Since September 1996, AIRTECH has completed installations of approximately 40 of its series 12000 ceiling mounted units, and as of November 1, 1997 had orders or installations in progress for approximately 35 additional units. The AIRTECH model 12000 ceiling units has been installed in 6 restaurants being developed by Lone Star Steakhouses in all their new restaurants in the future (Del Fresco, Sullivan's and Longhorn restaurants) and demonstration models have been installed in facilities operated by two large nursing home groups, a major truck stop chain and a casino.

     Property Management. The air quality problems that exist in office building and shopping centers caused by smoking, odors caused by sewer gas backup, methane gas, fumes from parking garages, cooking odors, odors from beauty salons or print shops has opened the door for sales by AIRTECH franchises to Property Management companies. These problems are prevalent in most building including schools, city and county building and other governmental installations.

     Down Draft Tables. Many manicurist are independent contractors renting space in a shop and have limited capital or credit. Therefore, AIRTECH has developed a rental program requiring a deposit and first months rent. This recovers the cost of the table in approximately 3 months. AIRTECH applies one half of the monthly rental to the full retail purchase price thus allowing the manicurist to own the table in 12 to 18 months.

Multilevel Marketing
--------------------

     In April 1997, AIRTECH entered into a license agreement with Air Care, L.L.C. giving marketing rights for Mexico and certain regions of the U.S. for its series 900 portable automobile unit. AIRTECH is currently exploring possible relationships with various multilevel marketing organizations with respect to the marketing of the series 900 at such time as it enters production. Additionally AIRTECH has entered into discussions with a durable medical equipment network for the marketing of the series 950 Medicare unit at such time as it enters production.

The Franchise Program
---------------------

     AIRTECH intends to operate its franchise program through its wholly owned subsidiary for the Airsopure, Inc. The Airsopure name was registered as a trademark and will be the product name used by AIRTECH for its various commerical and consumer products. A copy of the Airsopure Uniform Offering Circular has been filed as an Exhibit to the Registration Statement of which this Prospectus is a part, which Uniform Offering Circular is incorporated herein by reference.

     The franchising program was first introduced at the International Franchise Show in Washington D. C. in April 1997; and AIRTECH intends to be a regular exhibitor at franchise shows throughout the fiscal year. As of November 1, 1997, Airsopure has sold 3 foreign franchises and 4 domestic franchises, with several other franchise sales pending. AIRTECH is forecasting that Airsopure will sell approximately 100 franchises by fiscal year end May 31, 1998.

Competitive Conditions.
-----------------------

     Honeywell Environmental Air Control, Inc. is the only manufacturer with a national distribution system for commercial air filtration systems. Since the corporate restructure of this division in the spring of 1996 the commercial division has been downsized. What continued presence is planned by Honeywell in the commercial air filtration market is unknown to AIRTECH . In most metropolitan area's there exist one or more independent manufacturer or service companies for commercial grade air filtration systems. Most deal with
electrostatic   filtration  or  smoke  eaters  a  very  ineffective   method  of
particulate removal but some offer charcoal and HEPA based systems. These independent companies are usually small with very limited marketing servicing a specific niche market. By the end of calender year 1997, with the air filtration systems outlined above, AIRTECH will have the most complete line of air filtration systems available in the U.S.

Number of Persons Employed.
---------------------------

     AIRTECH presently has 21 employees, ten of which are employed by its subsidiary McCleskey Sales and Service, Inc.("McCleskey"), and two of which are employed by its subsidiary AirSoPure, Inc.

Legal Proceedings.
------------------

     Airtech International Corporation, McClesksy Sales and Service, Inc., C.J. Comu and John Potter, plaintiffs, v. Honeywell, Inc., Honeywell Environmental Air Control, Inc. and Suzanne Haas, defendants; No. 3:96-CV-1855.D (United States District Court for the Northern District of Texas, Dallas Division). In this case, AIRTECH, of its subsidiaries and two of its officers flied suit against Honeywell, Inc. and a Honeywell subsidiary and employee asserting several causes of action. These causes of action include breach of contract relating to termination of Full Service Distributorship agreements, for defamation and tortious interference with contract relating to a merger agreement between AIRTECH and DCX, Inc., for unfair competition regarding claims made by Honeywell about its air purification products, for negligent misrepresentation regarding representations made to AIRTECH and its subsidiary regarding the exclusivity of certain arrangements with the defendants, and for declaratory relief and attorney's fees. Honeywell filed a counterclaim against AIRTECH, McCleskey, Mr. Comu and Mr. Potter. Honeywell alleges that AIRTECH and McCleskey owe Honeywell money for past purchases, and that Comu and Potter interfered with the relationship between McCleskey and Honeywell. Honeywell seek $ 71,000 in actual damages and unspecified punitive damages and attorney's fees. AIRTECH has denied all of the material allegations of Honeywell's counterclaim. AIRTECH plans to vigorously defend the counterclaim and believes the counterclaim to be without merit.

     Honeywell, Inc., plaintiff, v. Airtech International Corporation, AirSoPure, Inc. and Richard Allegrati, defendants; No. WMN 97-238 (United States District Court for the District of Maryland, Baltimore Division). Honeywell filed suit against AIRTECH and a subsidiary and an employee, alleging violations of the Lanham Act and the Maryland Uniform Trade Secrets Act and the common law. The suit alleges that certain Airtech and AirSoPure products were sold in violation of Honeywell's trademarks, and that the cover design of certain products of Airtech and AirSoPure was wrongfully obtained. The suit seeks and injunction and unspecified damages. Rarher than incur substantial additional attorney's fees, AIRTECH agreed to the entry of a preliminary injunction regarding the sale of a very small number of modified Honeywell products, immaterial to AIRTECH's business. AIRTECH denies all of the material allegations of Honeywell's claims and is vigorously defending this case. AIRTECH believes Honeywell's claims to be without merit.

AIRTECH Securities.
-------------------

     Common Stock. AIRTECH is authorized to issue 90 million common shares at a par value of $0.0001 per share. These shares have full voting rights. There were 17,491,129 shares issued as of November 1, 1997 all of which were restricted.

     Preferred Stock. AIRTECH is authorized to issue 10 million shares of preferred stock at a par value of $1.00 per share. There were no shares issued and outstanding as of November 1, 1997.

     Class C Common. At November 1, 1997, there were 1,000 shares of Class C Preferred issued and outstanding. These shares are scheduled to be canceled as a result of the completion of the proposed transaction with ITC.

     Stock Options. AIRTECH has not authorized and does not have outstanding any stock options.

Important Considerations Related to Forward-Looking Statements
--------------------------------------------------------------

     It should be noted that this discussion contains forward looking statements which are subject to substantial risks and uncertainties. There are a number of factors which could cause actual results to differ materially from those anticipated by statements made herein. Such factors include, but are not limited to, changes in general economic conditions, the growth rate of the market for AIRTECH's products and services, the timely availability and market acceptance of these products and services, the effect of competitive products and pricing, and the irregular pattern of revenues, as well as a number of other risk factors which could effect the future performance of AIRTECH.

                             MANAGEMENT INFORMATION

Directors and Executive Officers
--------------------------------

     The following table sets forth, as of November 1, 1997, the name, age, position and biographical information of each executive officer and director and the term of office of each director of ITC.

Perry Douglas West, 50.
------------------------

     Mr. West joined ITC in October 1995, and is Chairman and Chief Executive Officer of ITC. Mr. West co-founded American Financial Network in July of 1985. Headquartered in Dallas, Texas, American Financial Network operated a national computerized mortgage loan origination network. Mr. West served as Executive Vice President/Director and General Counsel of this public company from 1985 to 1991. Mr. West has practiced law in Florida since 1974, representing various business institutions in the financial, computer, natural resources and general business industries and international transactions. He was graduated with a Bachelor of Arts degree from The Florida State University in 1968 and with a Juris Doctorate degree from The Florida State University, College of Law in 1974.

John Potter, 53.
-----------------------

     Mr. Potter, was appointed to serve as a director of ITC in July, 1997. Mr. Potter serves as President & Director of AIRTECH. (See below.)

George C. Clark,  Ph.D., 59.
---------------------------

     Dr. Clark joined ITC in November 1995 as Director of Systems Development. He was previously a Senior Scientist in the Advanced Technology Department in the Electronics Systems Sector of Harris Corporation, headquartered in Melbourne, Florida from 1964 through 1994. During his tenure at Harris, Dr. Clark conducted advanced research and development in antennas, electronic communications systems, statistical communication theory, error correction coding, computer-aided design of electronic circuits and systems, object oriented programming methodologies, and modeling of transportation systems. He also served as Director of the Advanced Technology Department at Harris, co-authored a graduate level text book on error correction coding, spent two years as a Visiting Scientist at the MIT Laboratory for Computer Science, and taught many undergraduate courses in Electronic Engineering, Artificial
Intelligence and in Signal and Systems Theory. Dr. Clark holds a Bachelor of Science degree in Electrical Engineering from the Massachusetts Institute of Technology in 1959, a Masters Degree in Physics from the University of Miami in 1961 and a Ph.D. degree in Electrical Engineering from Purdue University in 1965.

     Dr. Clark managed the development of the computer software and hardware systems that form the infrastructure to the operations of Rebate TVTM, and his absence from ITC would have an initial adverse effect on operations.

Michael  Hamilton, 50.
----------------------

     Mr. Hamilton joined ITC in April 1996 as Executive Vice President, Production, in charge of all creative operations and new program development for ITC. Mr. Hamilton is an entertainment industry veteran, whose recent credits include developing a Movie of the Week for the ABC network, a feature in conjunction with Jason Alexander's Daeson Productions, and transactional programming for QVC. He also designed and directed such television series as Wings, Murder She Wrote, The Twilight Zone and Magnum P.I., with experience extending to commercial clients such as Donna Karan, CadillacTM and Coca-ColaTM. His absence from the Company would have an initial adverse effect on programming operations.

     The following table sets forth, as of June 1, 1997, the name, age, position and biographical information of each executive officer and director of AIRTECH.

John Potter, 53.
------------------------

     Mr. Potter, President & Director of AIRTECH, began his business career with Xerox Corporation. He moved into the world of finance with Wells Fargo & Company, handling their national leasing division. Mr. Potter, was the founder of Alpha Leasing, which grew into one of the largest leasing companies in the Southwest. Mr. Potter co-founded Transworld Leasing Corporation, with Mr.C.J.Comu, providing financing and marketing expertise to the medical, computer and corporate sector, prior to the formation and launch of AIRTECH . Prior to beginning his business career Mr. Potter was an officer in the US Army. Mr. Potter has served as a director of ITC since 1997.


C. J. Comu, 36.
---------------

     Mr. Comu, Chief Executive Officer & Director of AIRTECH, began his career in the stock and commodities business as a specialist in precious metals and currencies. Mr. Comu co-founded MBA Corporate Group, one of the largest financial application software companies. Mr. Comu has been an entrepreneur, financier and turnaround professional to several start ups and operating companies during his term as President of Credit America Holdings Group, a privately held and managed investment banking and consulting firm. Mr. Comu co-founded Transworld Leasing with Mr. Potter, a full service leasing and finance firm, prior to the formation of AIRTECH. It is anticipated that Mr. Comu will become a director of ITC if the proposed transaction is completed.

Scott McCleskey, 38.
--------------------

     Mr. McCleskey, President of McCleskey Sales and Service, a wholly owned subsidiary of AIRTECH, has over 15 years experience in the HVAC industry, along with sales, service and repair of commercial air cleaning technology.

Douglas S. Keane, 46.
---------------------

     Mr. Keane, Vice President of Franchise Development, joined Airtech in January of 1997. He was moved to Airsopure, Incorporated in the same capacity in March of 1997. From 1980 until January 1997 he served as a franchise experience and is the founder of National Pet Care Centers, Beauty Secrets International, featuring Victoria Jackson Cosmetics and Nutra First Corporation. He has owned franchised regions for Realty World Corporation and Vidtron International Corporation.

Term of Office
--------------

     Each director of ITC serves for a term of one year, and thereafter until his or her successor is elected at ITC's annual shareholder's meeting, and is qualified, subject to removal by ITC's shareholders. Each officer serves, at the pleasure of the Board of Directors, for a term of one year.

Executive Compensation
----------------------

     Perry Douglas West, Chairman and Chief Executive Officer of ITC has no employment agreement in force as of May 31, 1997, and receives no current compensation. Mr. West has agreed to defer compensation and compensation issues until a future date.

     Set forth below is a summary of the annual compensation set for fiscal year 1996-97.

                                                                         Bonus
                                                    Cash              Restricted
         Name and Position          Salary          Bonus                Stock
         -----------------          ------          -----                -----

         John Potter,              $250,000          none                none
         President

         C. J. Comu,               $250,000          none                none
         Chief Executive Officer


Transactions with and Indebtedness of Management and Others
-----------------------------------------------------------

     AIRTECH is obligated to pay a royalty to C. J. Comu, John Potter and John Harris, officers of AIRTECH , based on the future sales of any portable air cleaning machine which has received the appropriate Medicare Part B Billing Code (necessary to enable a purchaser to receive Medicare reimbursement). Messrs Potter and Comu will each receive $2.50 and Mr. Harris will receive $1.00 for each machine purchased through Medicare. AIRTECH has issued 1,340,000 shares of common stock each to Messrs Potter and Comu as a pre-paid royalty for the sale of the first 100,000 such machines. AIRTECH has a royalty agreement with Richard
A. Allegrati, dated in 1995, based on 4% of the wholesale sales of the Airtech 2000 Manicure Table quarterly, for a period of 5 years As of financial statement date no royalty payments have been made.

     Except as described above, there were no material transactions or series of similar transactions, since the beginning of ITC's last fiscal year, or any currently proposed transactions, or series of similar transactions, to which ITC was or is to be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer, or any security holder who is known to ITC to own of record or beneficially more than 5% of any class of ITC's common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

Involvement in Certain Legal Proceedings
----------------------------------------

     To the knowledge of management, during the past five years, no present or former director, executive officer, person nominated to become a director or an executive officer of ITC, promoter, or control person:

              (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association  of which he was an executive  officer at or within two years
       before  the  time  of  such  filing,   or  any  corporation  or  business
       association of which he was an executive officer at or within two years before the time of such filing;

              (2) was convicted in a criminal proceeding or named the subject of a pending criminal proceeding (excluding traffic violation and other minor offenses);

               (3) was the subject of any order, judgement or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities: acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leveraged transaction merchant associated person of any of the foregoing, or as an investment advisor, underwriter, broker, or dealer in securities, or as an affiliate person, director, or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; or (ii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

              (4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this item, or to be associated with persons engaged in any such activity;

              (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated; or

              (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended, or vacated.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

ITC - Preclosing.
-----------------

     The following tables set forth as of December 4, 1997, the address, and the number of shares of ITC's Common Stock, par value $0.001 per share, held of record or beneficially by each person who held of record, or was known by ITC to own beneficially, more than 5% of the then 14,773,024 issued and outstanding shares of ITC' s Common Stock, and the name and share holdings of each director and of all officers and directors as a group:

       Security Ownership of Certain Beneficial Owners
                                                            As of August 1, 1997
                                                                           %of
             Class             Beneficial Owner           Amount          Class
             -----             ----------------           ------          -----

             Common            Perry Douglas West       5,700,000         38.58%


     Security Ownership of Management. The following table sets forth information with respect to the share ownership of Common Stock, par value $0.01, of ITC by its officers and directors, both individually and as a group, who are the beneficial owner of more than 5% of ITC's Common Shares.

--------------------------------------------------------------------------------
     (1)                   (2)                     (3)                 (4)
                    Name & Address            Nature of            Amount and
Title of Class  of Beneficial Owner 1   Beneficial Ownership 2  Percent of Class
--------------------------------------------------------------------------------

Common   Perry Douglas West                                     5,700,000  38.58
         1270 Orange Avenue
         Suite A
         Winter Park, FL 32789

         All Directors and Officers as a group                  5,728,600  38.77

NOTES:

     1. Each   person  has  sole voting and investment power with respect to the shares indicated as owned beneficially by each person.

     2. Except as other wise noted, all shares listed are owned both of record and beneficially.

     3. As part of the proposed acquisition of AIRTECH common stock, Mr. West has agreed to transfer back to ITC, at closing, 3,400,000 shares of ITC common stock.

AIRTECH - Preclosing
--------------------

     The following tables set forth as of November 1, 1997, the address, and the number of shares of AIRTECH's Common Stock, par value $0.001 per share, held of record or beneficially by each person who held of record, or was known by AIRTECH to own beneficially, more than 5% of the then 15,743,569 issued and outstanding shares of AIRTECH' s Common Stock, of AIRTECH'S Series C Preferred Stock. The tables also include the name and share holdings of each director and of all officers and directors as a group:


    Security Ownership of Certain Beneficial Owners
    -----------------------------------------------
                                                         As of August 1, 1997
                                                                          %of
          Class             Beneficial Owner           Amount            Class
          -----             ----------------           ------            -----

         Series C           John Potter                 500              50.00%
         Preferred

         Series C           C.J. Comu                   500              50.00%
         Preferred

         Common             John Potter                 1,346,217        08.00%

         Common             C.J. Comu                   1,840,000        12.00%

         Common             Clean Air Partnership       1,601,277        10.00%

     Security Ownership of Management. The following table sets forth information with respect to the share ownership of Common Stock, par value $0.0001, of AIRTECH by its officers and directors, both individually and as a group, who are the beneficial owner of more than 5% of AIRTECH's Common Shares.

--------------------------------------------------------------------------------
     (1)        (2)                     (3)                     (4)
                Name & Address          Nature of               Amount and
Title of Class  of Beneficial Owner 1   Beneficial Ownership 2  Percent of Class
--------------------------------------------------------------------------------

Common          John Potter                                   1,346,217   08.00%
                Dallas, Texas

Common          C.J. Comu                                     1,840,000   12.00%
                Dallas, Texas

Common          Richard A. Allegrati,                           100,000   01.00%
                Dallas, Texas

Common          Paul Williams                                    25,000    0.25%
                Dallas, Texas

Common          Scott McCleskey                                 282,500   02.00%
                Dallas, Texas



All Officers and
Directors as a
Group (7)
                                                               4,512,534  29.00%

Common          Clean Air Partnership                          1,601,277  10.00%
                Eerie, NY

NOTES:

     1. Each person has sole voting and investment power with respect to the shares indicated as owned beneficially by each person.

     2. Except as other wise noted, all shares listed are owned both of record and beneficially.


Post Closing
------------

     The following pro forma tables set forth the number of shares of ITC Common Stock which will be held of record or beneficially, after giving effect to the proposed transaction, by each person who held of record, or was known by AIRTECH or ITC to own beneficially, more than 5% of their then issued and outstanding shares of common stock as of the closing of the transaction. The tables also include the name and share holdings of each proposed director and of all proposed officers and directors as a group:

     Security Ownership of Certain Beneficial Owners
                                                       As of August 1, 1997
                                                                       %of
          Class        Beneficial Owner                 Amount        Class
          -----        ----------------                 ------        -----
         Common        Perry Douglas West              2,300,000      10.77

     Security Ownership of Management. The following table sets forth information with respect to the share ownership of Common Stock, par value $0.01, of ITC by its officers and directors, both individually and as a group, who are the beneficial owner of more than 5% of ITC's Common Shares.
--------------------------------------------------------------------------------
      (1)        (2)                    (3)                            (4)
                 Name & Address         Nature of                  Amount and
Title of Class   of Beneficial Owner 1  Beneficial Ownership 2  Percent of Class
--------------------------------------------------------------------------------
Common           Perry Douglas West                            2,300,000  10.77%
                 Winter Park, FL

Common           John Potter                                     586,137   2.75%
                 Dallas, Texas

Common           C.J. Comu                                       687,491   3.22%
                 Dallas, Texas

Common           Richard A. Allegrati,                            45,737    .21%
                 Dallas, Texas

Common           Paul Williams                                    11,434    .01%
                 Dallas, Texas

Common           Scott McCleskey                                 118,917    .56%
                 Dallas, Texas

All Officers and
Directors as a
Group (7)                                                      3,944,100  22.17%

NOTES:
     1. Each person has sole voting and investment power with respect to the shares indicated as owned beneficially by each person.
     2. Except as other wise noted, all shares listed are owned both of record and beneficially.


Post Closing - Post Conversion
------------------------------

     Both  the ITC  Preferred Shares  and the ITC   Debentures  are  subject  to
conversion at the option of itc at any time within 24 months following the date of issuance, assuming that ITC elected to convert.

--------------------------------------------------------------------------------
      (1)        (2)                    (3)                            (4)
                 Name & Address         Nature of                  Amount and
Title of Class   of Beneficial Owner 1  Beneficial Ownership 2  Percent of Class
--------------------------------------------------------------------------------
Common           Perry Douglas West                            2,300,000   6.54%
                 Winter Park, FL

Common           John Potter                                     586,137   1.66%
                 Dallas, Texas

Common           C.J. Comu                                       687,491   1.95%
                 Dallas, Texas

Common           Richard A. Allegrati,                            45,737    .13%
                 Dallas, Texas

Common           Paul Williams                                    11,434    .03%
                 Dallas, Texas

Common           Scott McCleskey                                 118,917    .34%
                 Dallas, Texas

All Officers and
Directors as a
Group (7)                                                      3,944,100  11.21%

NOTES:
     1. Each person has sole voting and investment power with respect to the shares indicated as owned beneficially by each person.
     2. Except as other wise noted, all shares listed are owned both of record and beneficially.

                        INTERESTS OF EXPERTS AND COUNSEL

No expert named in this prospectus as having prepared or certified any part of this prospectus, no person having prepared or certified a report or valuation for use in connection with this prospectus, and no counsel named in this prospectus as having rendered an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of such securities was employed for such purpose on a contingent basis, or at the time of such preparation, certification or opinion or at any time thereafter through the date of effectiveness of the registration statement had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries, or was an underwriter, voting trustee, director, officer, or employee.

                              CERTAIN LEGAL MATTERS

     Certain legal matters in connection with the shares of Common Stock which are the subject of this Prospectus will be passed upon by Perry West, Esq.

                                     EXPERTS

     The consolidated financial statements and schedules of ITC, included in this Prospectus and elsewhere in the Registration Statement have been audited by Turner, Stone & Company, Dallas Texas, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm of experts in giving said reports.

     The consolidated financial statements and schedules of AIRTECH, included in this Prospectus and elsewhere in the Registration Statement have been audited by Alvin L. Dahl Associates, P.C., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm of experts in giving said reports.

                                 TRANSFER AGENT

     Interwest  Transfer  Company,  P.O. Box 17136,  Salt Lake City, Utah 84117,
Tele: 801-272-9294, Fax: 801-277-3147 will act as Transfer Agent for the ITC Common Stock. ITC will act as transfer agent for the ITC Debentures and the ITC Preferred Stock.

                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling ITC pursuant to the foregoing provisions, ITC has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                  EXHIBIT "A"
                          TERMS OF ITC PREFERRED STOCK

     The ITC Preferred Stock shall consist of 8,850,000 shares, each share having the par value of $1.00 per share, and shall be designated Senior Cumulative Convertible Preferred Stock. All shares of the ITC Preferred Stock shall be identical with each other in all respects.

Part 1. Dividends.
------------------

     1.01 No Dividends. No dividends are payable on the ITC Preferred Shares.

Part 2.  Redemption.
--------------------

     2.01 Redemption. The ITC Preferred Shares may not be redeemed by ITC.

Part 3.  Conversion.
--------------------

     3.01 Conversion Procedure. Each ITC Preferred Share may be converted into one share of ITC Common Stock as hereinafter set forth:

                (a) Conversion by Shareholder. Each Registered Holder of ITC Preferred Shares may exercise all or a portion of the conversion rights at any time or from time to time after the second anniversary of the date of issuance.

                (b) Conversion by ITC. At its option, ITC may convert all or any portion of the ITC Preferred Shares at any time or from time to time after the date of issuance.

                (c) Exercise Procedure. Any ITC Preferred Share shall be deemed to have been exercised (the "Exercise Time") when ITC shall have received the certificate evidencing such shares appropriately endorsed to reflect conversion thereof; whereupon ITC shall issue so many shares of its Common Stock ("Conversion Stock") computed on the basis of one share of Common Stock for one share of ITC Preferred Share so converted.

                (d) Delivery of New Certificates. Certificates for Conversion Shares shall be delivered to the Holder named therein within 15 days after the Exercise Time. Unless all of the ITC Preferred Shares evidenced by the certificate delivered shall have been converted or shall have been redeemed, ITC shall within a 15-day period prepare a new certificate, substantially identical to that surrendered, representing the balance of the ITC Preferred Shares formerly represented by the certificate which shall not have converted or redeemed and shall within the said 15-day period deliver such certificate to the person designated as the holder thereof.

                (e) Return of Certificate. The certificate evidencing the ITC Preferred Shares shall be endorsed to reflect the conversion of all or such portion thereof as the Registered Holder determines to convert. If the Conversion Shares are not to be issued in the name of the Holder to whom the Preferred Shares are registered, such registered holder shall also state the name of the person to whom the certificate for the Conversion Shares are to be issued, and if the Conversion Shares to be issued shall not be all the Conversion Shares into which the ITC Preferred Shares may be converted upon surrender of the ITC Preferred Share certificates so surrendered, the name of the person to whom shall be delivered a new certificate evidencing the balance of the ITC Preferred Shares.

                (f) Assignment. Assignment of ITC Preferred Shares shall be in the form set forth on the reverse side of the certificate evidencing same.

                (g) Authorization and Issuance. ITC covenants and agrees that:

                (i) All Conversion Shares which may be issued upon any conversion of any ITC Preferred Shares will, upon issuance, be fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof.

                (ii) ITC will take all such action as may be necessary to assure that all Conversion Shares issuable upon conversion of ITC Preferred Shares may be issued without violation of any applicable law or regulation or of any requirements of any domestic securities exchange upon which securities of the same class may be listed.

                (iii) The issuance of certificates for Conversion Shares upon conversion of the ITC Preferred Shares shall be made without charge to the registered holder thereof for any issuance tax in respect thereof or other cost incurred by ITC in connection with the conversion of the ITC Preferred Shares and the related issuance of Conversion Shares.

                (iv) ITC will at no time close its transfer books against the transfer of the ITC Preferred Share or of any Conversion Shares issued or issuable upon the conversion of the ITC Preferred Shares in any manner which interferes with the timely conversion of the ITC Preferred Shares.

                (h) Transferability. The ITC Preferred Shares and all rights evidenced thereby are transferable on ITC's books by the registered holder in person or by duly authorized attorney upon surrender of certificate(s) evidencing said ITC Preferred Shares properly endorsed at ITC's principal office provided that the registered holder complies with such provisions governing transfer as shall be reasonably established by ITC.

                (i) Break-up of Certificates. Each certificate evidencing ITC Preferred Shares is exchangeable, upon the surrender of the certificate by the registered holder at ITC's principal office, for a new certificate or certificates of like tenor representing in the aggregate the right to purchase the number of Conversion Shares which may be purchased under the Certificate surrendered, each of which new certificates shall represent the right to purchase the number of Conversion Shares as shall be designated by the registered holder of this certificate at the time of such surrender.

Part 4.  Liquidation.
---------------------

     4.01 Rights of Holders of ITC Preferred Shares. In the event of any voluntary or involuntary liquidation (whether complete or partial), dissolution or winding up of ITC, the holders of ITC Preferred Shares shall be entitled to be paid out of the assets of ITC available for distribution to its stockholders, whether from capital, surplus or earnings, prior to the making of any distribution shall be made on any Junior Security of ITC by reason of any voluntary or involuntary liquidation (whether complete or partial), dissolution or winding up of ITC.

     4.02 Allocation of Liquidation Payments Among Holders of ITC Preferred Shares. If upon any dissolution, liquidation (whether complete or partial), or winding up of ITC, the assets of ITC available for distribution to holders of ITC Preferred Shares (hereinafter in this ss.4.02 called the "Total Amount
Available") shall be insufficient to pay the holders of outstanding ITC Preferred Shares, the full amounts to which they shall be entitled under ss.4.01, each holder of ITC Preferred Shares shall be entitled to receive an amount equal to the product derived by multiplying the Total Amount Available times a fraction the numerator of which shall be the number of shares of ITC Preferred Shares held by such holder and the denominator of which shall be the total number of shares of ITC Preferred Shares then outstanding.

5.   Additional Provisions Governing ITC Preferred Shares.
----------------------------------------------------------

     5.01 Voting Rights. (a) Each outstanding share of Preferred Stock shall entitle the holder thereof to notice of, and the right to vote at, any meeting of stockholders at which any provision of ITC's certificate of incorporation or any of ITC's bylaws is to be adopted, repealed, or amended or at which a merger, consolidation, reorganization, dissolution, liquidation, winding up or sale of all or substantially all of ITC's assets is to be or is voted upon. Additionally, each outstanding share of Preferred Stock shall entitle the holder thereof to notice of, and the right to vote upon all matters at, any meeting of stockholders during the duration of an Event of Non-Compliance (as defined in Section 6.01 below).

         (b) Except as otherwise provided by law, the entire voting power for the election of directors and for all other purposes shall be vested exclusively in the holders of the outstanding Common Stock.

         (c) Except for any other rights set forth in the Certificate of Incorporation and ss.5.01(a) hereof, the holders of Preferred Stock shall have no voting rights.

     5.02 Amendment and Waiver. No change in the provision of this Section affecting any interests of the holders of any shares of ITC Preferred Share shall be binding or effective unless such change shall have been approved in writing by at least two unaffiliated holders of at least 66-2/3% of the ITC Preferred Shares outstanding at the time such change shall be made, provided that no change shall be made in the provisions for conversion contained herein.

     5.03 Registration of Transfer of Preferred Stock. ITC will keep at its principal office a register for the registration of the Preferred Stock. Upon the surrender of any certificate representing ITC Preferred Shares at ITC's principal office, ITC will, at the request of the registered holder of such certificate, execute and deliver, at ITC's expense, a new certificate or certificates in exchange representing the number of shares of ITC Preferred Share represented by the surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of ITC Preferred Shares as shall be requested by the holder of the surrendered certificate, and shall be substantially identical in form to the surrendered certificate, and the ITC Preferred Shares represented by such new certificate shall earn cumulative dividends.

     5.06 Replacement. Upon receipt by ITC of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any certificate evidencing one or more of the ITC Preferred Shares (an affidavit of the registered holder, without bond shall be satisfactory), ITC at its expense will execute and deliver in lieu of such certificate, a new certificate of like kind, representing the number of shares of the ITC Preferred Shares which shall have been represented by such lost, stolen, destroyed, or mutilated certificate, dated and earning cumulative dividends from the date to which dividends shall have paid on such lost, stolen, destroyed or mutilated certificate.

6. Events of Noncompliance.
---------------------------

     6.01 Definitions.

         (a) For purposes of this Section, an Event of Noncompliance will be deemed to have occurred if:

                (i) ITC or any of its subsidiaries shall fail in a material manner to perform or observe any provision of these terms or shall fail to comply with any other provision of the Agreement and the holders of the ITC Preferred Shares shall have given at least 30 days prior written notice of such failure and the same shall not have been cured; or any representation, warranty or information contained in any writing supplied by ITC or any of its subsidiaries or by an officer or director thereof to any holder of ITC Preferred Shares shall be materially false or misleading in any material respect on the date on which made or furnished; or

                (ii) ITC or any of its subsidiaries shall be in default under any material contract(s) or agreement(s) to which it is a party, which default could have a material adverse effect on the consolidated operating results of ITC, whether or not a default has been declared; or
                (iii) without limiting the generality of (ii) above, ITC or any of its subsidiaries shall fail to make any payment due on any other obligation and the effect of such failure shall be to cause such obligation to become due prior to its date of maturity; or

                (iv) if ITC shall fail to pay when due any payment of money including any payment due under any securities or otherwise not comply with the provisions of any such security or allow any default under any other agreement involving the borrowing or money or the advance of credit, if such default gives to the holder of the obligation concerned the right to accelerate the indebtedness; or

                (v) a receiver, liquidator or trustee of ITC or any of its subsidiaries or of any property of ITC or any of its subsidiaries, shall be appointed by court order and such appointment shall remain in effect for 30 days; or ITC or any of its subsidiaries shall be adjudged bankrupt or insolvent; or any of the property of ITC or any of its subsidiaries shall be sequestered by court order and such order shall remain in effect for more than 30 days; or a petition to reorganize ITC or any of its subsidiaries under any bankruptcy, reorganization or insolvency law shall be filed against ITC or any of its subsidiaries and shall not be dismissed within 30 days after such filing; or

                (vi) ITC or any of its subsidiaries shall file a petition in voluntary bankruptcy or requesting reorganization under any provision of any bankruptcy, reorganization or insolvency law or shall consent to the filing of any petition against it under any such law; or

                (vii) ITC or any of its subsidiaries shall make a formal or informal assignment for the benefit of its creditors or admit in writing its inability to pay its debts generally when they become due or consent to the appointment of a receiver, trustee or liquidator of ITC or any of its subsidiaries or of all or any part or the property of ITC or any of its subsidiaries; or

                (viii)final judgment for payment of money aggregating in excess of $250,000 shall be outstanding against ITC or any of its subsidiaries and any one of such judgments shall have been outstanding for more than 30 days from the date of its entry and shall not have been discharged in full or stayed and such event shall not have been cured within a period of 30 days.

         (b) An Event of Non-compliance shall be deemed to exist at any time any state of facts shall have come about voluntarily or involuntarily or shall be beyond ITC's control or shall have come about or been effected by operation of law or pursuant to or in compliance with any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

     6.02 Action to be Taken in Case of Certain Events of Non-compliance. In the event that any Event of Non-compliance described in Section 6.01 shall exist, then at least two unaffiliated holders of an aggregate of at least 66-2/3% of the then outstanding ITC Preferred Shares shall have the right to demand and shall be given the right to vote on all matters.

     6.03 Non-Exclusivity. The rights under ss.6.02 shall not be deemed to be exclusive. If any Event of Non-compliance shall exist, the holders of shares of ITC Preferred Share shall have all other rights which such holder shall have been granted under any contract or agreement at any time, and all other rights which such holders shall have under any law Any person having any rights under any provision in this Section shall be entitled to enforce such person's rights specifically, to recover damages by reason of any non-compliance with any provision in this Section, and to exercise all other rights granted by law.



Part 7. Interpretation of this Instrument.
------------------------------------------

     7.01 Definitions. Each term defined in this Section 7.01 has the meaning indicated in this instrument whenever such term is used in this instrument.


                "Common Stock" or "Common Shares" designates and includes ITC's existing Common Stock of all classes and any capital stock of any class of ITC authorized after the date of the Agreement which shall not be limited to a fixed sum or a percentage of par value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon the voluntary or involuntary liquidation or winding-up of ITC.

                "Conversion Share" means one share of ITC's authorized Common Stock, provided that if under the provisions hereof, there shall be a change such that the securities purchasable hereunder shall be issued by an entity other than ITC or class of securities purchasable hereunder, then the term "Conversion Share" shall mean one share of the security purchasable upon the exercise of the rights granted hereunder if such security shall be issuable in shares or shall mean the smallest unit which such security shall be issuable if such security shall not be issuable in shares.

                "Conversion Shares" means the aggregate Conversion Shares at any time issuable upon conversion of the ITC Preferred Shares.


                "ITC Preferred Stock" or " ITC Preferred Shares" means 8,000,000 shares of the ITC Convertible Preferred Stock so designated which shall be convertible into shares of Common Stock, as set forth in Section 7 hereof.

                "Junior Securities" shall mean any equity security of any kind which ITC or any subsidiary shall at any time issue or be authorized to issue other than ITC Preferred Shares.

                "Number of Common Shares Deemed Outstanding" at any given time means the sum of (a) the number of Common Shares actually outstanding at such time, plus (b) the number of the Company's Common Shares deemed to be outstanding under sub-sections (i) to (ix) inclusive, of ss.8.02 hereof at such time.

Part 8.  Anti-dilution Provisions.
----------------------------------

     8.01 Adjustment of Number of Shares. In order to prevent dilution of the rights granted hereunder, the Conversion Price shall be subject to adjustment from time to time as follows:

                (a) If ITC shall: (A) declare a dividend on its ITC Common Stock in shares of ITC Common Stock or make a distribution in shares of ITC Common Stock, (B) subdivide its outstanding shares of ITC Common Stock,
         (C) combine its outstanding shares of ITC Common Stock into a smaller number of shares of ITC Common Stock or (D) issue by reclassification of its shares of ITC Common Stock other securities of ITC (including any such reclassification in connection with a consolidation or merger in which ITC is the continuing corporation); then the number of shares of ITC Common Stock issuable upon conversion of the ITC Preferred Shares immediately prior thereto shall be adjusted so that the holder of the ITC Preferred Shares shall be entitled to receive the kind and number of shares of ITC Common Stock of ITC which he would have owned or have been entitled to receive after the happening of any of the events described above, had the ITC Preferred Shares been converted immediately prior to the happening of such event or any record date with respect thereto. An adjustment made pursuant to this paragraph shall become effective immediately after the effective date of such event retroactive to immediately after the record date, if any, for such event.

                (b) If ITC shall issue either (A) any shares of ITC Common Stock or (B) any right to buy ITC Common Stock at a price per share which is less than the fair market value per share of the ITC Common Stock as of the time of any such issuance, in an amount which has a material dilutive effect (which for purposes hereof shall mean issuance, at less than fair market value, of an aggregate number of shares of ITC Common Stock equal to at least ten percent (10%) of the then issued and outstanding shares of ITC ); then the number of shares of ITC Common Stock which the Conversion Rate shall thereafter entitle the holders of the ITC Preferred Shares to receive shall be determined by multiplying the number of shares of ITC Common Stock which the Conversion Rate entitled the holder to receive immediately prior to such issuance by a fraction, the numerator of which shall be the number of shares of ITC Common Stock outstanding immediately prior to such issuance plus the number of additional shares of ITC Common Stock so issued, and the denominator of which shall be the number of shares of ITC Common Stock outstanding immediately prior to such issuance plus the number of shares of ITC Common Stock which the consideration received by ITC would purchase at fair market value (as determined in good faith by the Board of Directors of ITC ). This provision shall not apply to any shares of ITC Common Stock issued pursuant to any presently existing option, warrant or right to convert any obligation of ITC into shares of its ITC Common Stock which are issued and outstanding as of the date of the adoption of the Designation of Rights and Preferences of the ITC Preferred Stock or to shares issued pursuant to the conversion of debentures of ITC or to shares issued pursuant to options or warrants hereafter granted if the exercise price for the purchase of said shares was equal to or greater than fair market value (as determined in good faith by the Board of Directors of ITC ) at the date of such grant. In determining the fair market value for purposes of this paragraph, a recent bid price for ITC 's ITC Common Stock may be conclusively presumed to be the fair market value by the Board of Directors; provided that the Board of Directors may consider other factors, in good faith, if they so choose.

                (c) No adjustment in the number of shares of ITC Common Stock issuable hereunder shall be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the number of shares of ITC Common Stock issuable upon the conversion of the ITC Preferred Shares.

                (d) If the number of shares of ITC Common Stock issuable upon the conversion of the ITC Preferred Shares or the conversion price of such ITC Common Stock is adjusted as provided above, then ITC shall mail promptly, by first class mail, postage prepaid, to each holder notice of such adjustment or adjustments.

                (e) In case of any consolidation of ITC or merger or share exchange of ITC with or into another corporation or in case of any sale or conveyance to another corporation of the property of ITC as an entirety or substantially as an entirety, ITC or such successor or purchasing corporation (or an affiliate of such successor or purchasing corporation), as the case may be, agrees that each holder shall have the right thereafter to convert the ITC Preferred Shares into the kind and amount of shares and other securities and property (including cash) which such holder would have owned or have been entitled to receive after the happening of such consolidation, merger, sale or conveyance had the ITC Preferred Shares been converted immediately prior to such action. The provisions of this paragraph shall similarly apply to successive consolidations, mergers, sales or conveyances.

                (g) Notwithstanding any adjustment in the number or kind of shares issuable upon the conversion of the ITC Preferred Shares, certificates representing shares of ITC Preferred Shares issued prior or subsequent to such adjustment may continue to refer to the same number and kind of shares as were issuable prior to such adjustment.

                                 ATTACHMENT "B"
               TERMS OF ITC SENIOR CONVERTIBLE PREFERRED DEBENTURE



1. Description. The Debentures (the "Debentures") are a series of debentures aggregating SIX MILLION DOLLARS ($6,000,000)

2. Rate. The Debentures bear interest on the unpaid principal amount at the rate of ten percent (10%) per annum from the date hereof until paid in full.

3. Payments Dates. Interest on the Debenture's is payable annually, commencing on the first anniversary of the issuance thereof and continuing thereafter until the entire principal of and interest on the Debenture's shall have been paid in full. Debenture shall be payable on the fith anniversary of the issuance thereof. The principal of the Debentures may be prepaid in whole or in part, and if in part by lot, at any time.

4. Currency for Payment. Both the principal of and interest on the Debenture's are payable in the lawful money of the United States of America; provided however, at ITC's option, interest on the Debentures may be paid by the issuance of shares of ITC's $0.01 par value Common Stock (the "Common Stock"). If ITC elects to so issue its Common Stock in payment of interest on the Debentures, the initial rate shall be at seventy cents ($0.70) per share.

5. Place of Payment. Both the principal of and interest on the Debentures are payable at such address as shall have been provided to the Company, in writing, by the Registered Holder hereof.

6. Conversion - Holder's Option. Any portion of the principal amount of a debenture may be converted, at the option of the registered holder hereof, at 100% or so much of the principal amount of this Debenture as is so converted into Common Stock at the Conversion Price (described below) in effect at the date of the conversion. A registered holder of any debenture may exercise all or any portion of the conversion rights at any time or from time to time after the second anniversary of the issuance hereof.

7. Conversion - Company's Option. Each Debenture or any portion of the principal amount thereof, may be converted, at the option of the ITC, at 100% or so much of the principal amount of this Debenture as is so converted into Common Stock at the Conversion Price, in effect at the date of the conversion. ITC may exercise all or any portion of the conversion rights at any time or from time to time after the date of the issuance of the Debentures.

8. Conversion Price. The price at which shares of Common Stock shall be delivered upon conversion (the "Conversion Price") shall initially be seventy cents ($0.70) per share of Common Stock. The Conversion Price in effect or to be in effect at any time shall be subject to adjustment from time to time.

9. Application of Prepayment or Conversions. Prepayments or conversions (whether made at the option of ITC or at the option of the Registered Holder) shall be applied as follows: (i) cash, if any, shall be applied first to accrued and unpaid interest and then to principal in inverse order of maturity, then (ii) payments in stock or conversions shall be applied first to accrued and unpaid interest and then to principal in inverse order of maturity.

10. Adjustment of Conversion Price. Upon each adjustment of the Conversion Price, the Registered Holder of the Debenture shall thereafter be entitles to purchase, at the conversion price resulting from such the adjustment, number of shares obtained by multiplying the Conversion Price in effect immediately prior to such adjustment b the number of shares purchasable pursuant hereto immediately prior to such adjustment and dividing the product thereof by the conversion price resulting from such adjustment. The Conversion Price shall be subject to adjustment from time to time as follows:

A. If ITC shall at any time or from time to time after the date hereof: (i) issue or sell any additional shares of Common Stock for a consideration per share less than the Conversion Price in effect immediately prior to the issue or sale of such additional shares, or without consideration, or (ii) pay or make a dividend (other than in cash payable from retained earnings or earned surplus) or other distribution on Common Stock, then and thereafter successively upon each such issue, sale, dividend or other distribution, the Conversion Price for each share of Common Stock in effect immediately prior to such issue, sale, dividend or other distribution shall forthwith be reduced to a price (calculated to the nearest full cent) equal to the quotient obtained by dividing (i) an amount equal to the sum of (a) the total number of shares of Common Stock outstanding immediately prior to such issue, sale, dividend or other distribution multiplied by such Conversion Price in effect immediately prior to such issue, sale, dividend or other distribution, plus (b) in the case of such an issue or sale, the consideration, if any, received by the Company upon such issue or sale, or minus (c) in the case of such a dividend or other distribution, the amount of such dividend or other distribution, by (ii) the total number of shares of Common Stock outstanding immediately after such issue, sale, dividend or other distribution. The Company shall not be required to make any adjustment of the Conversion Price if the amount of such adjustment shall be less than five cents ($0.05) per share, but in such case any adjustment that would otherwise be required then to be made shall be carried forward and shall be made at the time and together with the next subsequent adjustment, which, together with any adjustment so carried forward, shall amount to not less than (insert amount) per share.

B. For the purposes of any adjustment as provided in subsection A, the following provisions shall also be applicable:

(i) In case of the issue of additional shares of Common Stock for cash, the consideration received by ITC therefor shall be deemed to be the cash proceeds received by ITC for such shares, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith;

(ii) If, at any time, ITC shall grant any rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or any stock or other securities convertible into or exchangeable for Common Stock (such convertible or exchangeable stock or securities being herein called "Convertible Securities"), whether or not such rights or options or the rights to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such rights or options or upon conversion or exchange of such Convertible Securities, (determined by dividing (a) the total amount, if any, received or receivable by ITC as consideration for the granting of such rights or options, plus the minimum aggregate amount of additional consideration payable to ITC upon the exercise of such rights or options, plus, in the case of any such rights or options which relate to such Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (b) the total maximum numbers of shares of Common Stock issuable upon the exercise of such rights or options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such rights or options) shall be less than the conversion price in effect immediately prior to the time of the granting of such rights or options, then the total maximum number of shares of Common Stock issuable upon the exercise of such rights or options or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the exercise of such rights or options shall (as of the date of granting of such rights or options) be deemed to be outstanding and to have been issued for such price per share. No further adjustments of the conversion price shall be made upon the actual issue of such Common Stock or of such Convertible Securities upon exercise of such rights or options or upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities.

(iii)If, at any time, ITC shall declare a dividend or make any other distribution upon any stock of the Company payable in Common Stock or Convertible Securities, any Common Stock or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold without consideration.

(iv) If any shares of Common Stock or Convertible Securities or any rights or options to purchase any such Common Stock or Convertible Securities shall be issued or sold, in whole or in part, for a consideration other than cash, the amount of the consideration other than cash received by ITC shall be deemed to be the fair value of such consideration as determined by the Board of Directors of the Company.

(v) In the event of the consolidation of ITC with or the merger of ITC into any other corporation or of the sale of the properties and assets of the Company as, or substantially as, an entirety for stock or other securities of any corporation, or the merger of any other corporation into the Company as a result of which the Registered Holders of shares of Common Stock of the Company shall be deemed to have become the holders of, or shall become entitled to, stock or other securities of any corporation other than the Company, the Company shall be deemed to have issued a number of shares of its Common Stock for such stock or securities computed on the basis of the exchange ratio actually applied in the transaction and for a consideration equal to the fair market value on the date of such transaction of such stock or securities of the other corporation. If such determination shall cause an adjustment in the Conversion Price, the determination of the number of shares of Common Stock issuable upon the conversion of any Debenture immediately prior to such consolidation, merger or sale for the purposes of subsection (iii) of this subsection shall be made after giving effect to such adjustment of the Conversion Price.

(vi) In case of the payment or making of a dividend or other distribution on Common Stock in property (other than in shares of Common Stock and securities convertible into or exchangeable for shares of Common Stock, but including all other securities) such dividend or other distribution shall be deemed to have been paid or made at the close of business at the record date fixed for the determination of Registered Holders entitled to receive such dividend or other distribution and the amount of such dividend or other distribution shall be the amount of cash and, if in property other than cash,shall be deemed to be the value of such property as determined in good faith by the Board of Directors of the Company at the time of the declaration of such dividend or other distribution.

(vii)The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue of sale of Common Stock.

B. Anything to the contrary notwithstanding, ITC shall not be required to make any adjustment of the Conversion Price as a result of the happening of any of the following:

(i)  The issuance of any of the Debentures

(ii) The issue of shares of Common Stock upon the conversion from time to time of the Debentures.

C. If, at any time, ITC shall subdivide its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced.

D. If any capital reorganization or reclassification of the capital stock of ITC, or consolidation or merger of ITC with another corporation, or the sale of all or substantially all of its assets to another corporation shall be effected in such a way that Registered Holders of Common Stock (or any other securities of the Company then issuable upon the conversion of this Debenture) shall be entitled to receive stock, securities or assets with respect to or in exchange for Common Stock (or such other securities) then, as a condition of such reorganization, reclassification, consolidation, merger or sale, lawful and adequate provision shall be made whereby the Registered Holder hereof shall thereafter have the right to purchase and receive upon the basis and upon the terms arid conditions specified in this Debenture and in lieu of the shares of the Common Stock (or other securities) of ITC immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of shares of such Common Stock (or such other securities) immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby, had such reorganization, reclassification, consolidation, merger or sale not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of the Registered Holders of the Debenture's to the end that the provisions hereof (including without limitation provisions for adjustments of the conversion price and of the number of shares purchasable upon the conversion of the Debenture's) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the conversion hereof (including an immediate adjustment, by reason of such consolidation, merger or sale, of the conversion price, to the value for the Common Stock reflected by the terms of such consolidation, merger or sale if the value so reflected is less than the conversion price in effect immediately prior to such consolidation, merger or sale). ITC shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof the successor corporation (if other than ITC) resulting from such consolidation or merger or the corporation purchasing such assets shall assume, by written instrument executed and mailed to the Registered Holder hereof at the last address of such Registered Holder appearing on the books of ITC, the obligation to deliver to such Registered Holder such shares of stock, securities or assets, as, in accordance with the foregoing provisions, such Registered Holder may be entitled to purchase. The successor corporation shall be deemed substituted for ITC for all purposes of this Agreement and the Debentures. The provisions of this subsection governing the substitution of another corporation for ITC shall similarly apply to successive instances in which the corporation then deemed to be ITC shall either sell all or substantially all of its properties and assets to any other corporation, shall consolidate with or merge into any other corporation or shall be the surviving corporation of the merger into it of any other corporation as a result of which the Registered Holders of any of its stock or other securities shall be deemed to have become the Registered Holders of, or shall become entitled to, the stock or other securities of any corporation other than the corporation at the time deemed to be ITC hereunder.

11. Notice of Conversion Price. Upon any adjustment of the conversion price, then and in each such case ITC shall give written notice thereof, to the Registered Holder thereof, which notice shall state the conversion price resulting from such adjustment and the increase if any, in the number of shares purchasable at such price upon the exercise of the Debenture's, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. ITC will, within 90 days after the end of each of its fiscal years, and at such other times as the Registered Holder may reasonably request, mail to the Registered Holders a certificate of the independent public accountants for ITC specifying the Conversion Price in effect as of the end of such fiscal year and the number of shares of Common Stock, or the kind and amount of any securities or property other than Common Stock or both, issuable upon the conversion of the Debentures.

12.      Manner of Exercise of Conversion and Pre-Payment Rights by Company.

A. CONVERSION.
---------------

(a) When any of the Debentures are to be converted pursuant to Section 6, the Escrow Agent shall cause a notice of conversion to be mailed to the Registered Holders thereof at least thirty (30) but not more than forty-five (45) days prior to the date fixed for conversion.

(b) Each notice of conversion shall be deposited by the Escrow Agent in the United States mail with first class postage prepaid and addressed to the Registered Holders of the Debentures called for conversion at their respective addresses appearing upon the records of the Escrow Agent.

(c) Any defect in any notice given pursuant to this Section shall not affect the validity of the proceedings for the proposed conversion.

(d) Each notice shall state: (1) the maturity date and rate of interest borne by each Debenture being converted; (2) the date fixed for conversion; (3) the conversion price; (4) the date on which such notice is mailed; (5) if less than all outstanding Debentures are to be converted, the Debenture number (and, in the case of a partial conversion of any Debenture, the Principal Amount) of each Debenture to be converted; (6) that on such conversion date there shall become due and payable upon each Debenture to be pre-paid the conversion price thereof, or the conversion price of the specified component of the Principal Amount thereof in the case of

     Debentures to be pre-paid in part only, together with interest with respect thereto to the conversion date, and that from and after such date interest with respect thereto shall cease to accrue and be payable; (7) that the Debentures to be converted, whether as a whole or in part are to be surrendered for payment of the conversion price at the corporate trust office of the Escrow Agent; and (8) the name and telephone number of a person designated to be responsible for such conversion.

B.   PREPAYMENT RIGHTS.
----------------------

(a) When any of the Debentures are to be pre-paid, the Escrow Agent shall cause a notice of pre-payment to be mailed to the Registered Holders thereof at least thirty (30) but not more than forty-five (45) days prior to the date fixed for pre-payment.

(b) Each notice of pre-payment shall be deposited in the United States mail with first class postage prepaid and addressed to the Registered Holders of the Debentures called for pre-payment.

(c) Any defect in any notice given pursuant to this Section shall not affect the validity of the proceedings for the proposed pre-payment.

(d) Each notice shall state: (1) the maturity date and rate of interest borne by each Debenture being pre-paid; (2) the date fixed for pre-payment; (3) the pre-payment price; (4) the date on which such notice is mailed; (5) if less than all outstanding Debentures are to be pre-paid, the Debenture number (and, in the case of a partial pre-payment of any Debenture, the Principal Amount) of each Debenture to be pre-paid; (6) that on such pre-payment date there shall become due and payable upon each Debenture to be pre-paid the pre-payment price thereof, or the pre-payment price of the specified component of the Principal Amount thereof in the case of Debentures to be pre-paid in part only, together with interest with respect thereto to the pre-payment date, and that from and after such date interest with respect thereto shall cease to accrue and be payable; (7) that the Debentures to be pre-paid, whether as a whole or in part are to be surrendered for payment of the pre-payment price at the corporate trust office of the Escrow Agent; and (8) the name and telephone number of a person designated to be responsible for such pre-payment.

(e) If at the time of mailing of notice of any pre-payment, ITC shall not have deposited with the person responsible for such repayment moneys sufficient to redeem all the Debentures called for pre-payment, such notice shall state that it is conditional, subject to the deposit of funds with such person not later than the pre-payment date, and such notice shall be of no effect unless such moneys are so deposited.

         COSTS OF CONVERSION OR PRE-PAYMENT.
         -----------------------------------

     When Debentures are to be pre-paid or converted, all pre-payment costs or conversion costs, including the amounts necessary to pay all costs of required mailing, any other costs incidental to the pre-payment or conversion, and to pay the principal, and all interest accrued and to accrue to the date fixed for pre-payment (or any earlier date to which interest shall be paid), shall be set aside and held in separate trust to be established therefor exclusively for such purposes. Notice having been given in the manner hereinbefore provided, or written waivers of notice having been filed with prior to the date set for pre-payment or conversion, the Debentures so called for pre-payment or conversion shall become due and payable on the pre-payment date or conversion date so designated and interest on such Debentures shall cease to accrue from the pre-payment or conversion date whether or not the Debentures shall be presented for payment. The final distribution (representing principal and accrued interest) on any Debenture so called for pre-payment or conversion shall be paid upon presentation and surrender thereof.

13. Manner of Exercise of Conversion Rights by Holder. In order to exercise the conversion privilege, registered holders may surrender the Debenture's to the Company at any time after the second anniversary of the date of the initial issuance thereof, during usual business hours at its office or agency in the City of Dallas, TX, accompanied by written notice to ITC at such office or agency that the Registered Holder elects to convert this

     Stock which shall be issuable on such conversion shall be issued. All Debentures surrendered for conversion shall (if so required by ITC) be accompanied by proper assignments thereof to the Company or be blank. As promptly as practicable after the receipt of such notice and the surrender of this Debenture as aforesaid, ITC shall issue and deliver at such office or agency to the Registered Holder, or on his written order, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion and cash in respect of any fraction of a share of Common Stock otherwise issuable upon such conversion. Such conversion shall be deemed to have been effected at the close of business on the date of conversion, and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the Registered Holder or Registered Holders of record of the shares represented thereby on such date; provided, however, that any such surrender on any date when the stock transfer books of ITC shall be closed shall constitute the person or persons in whose name or names the certificate or certificates for such shares are to be issued as the record Registered Holder or Registered Holders thereof for all purposes at the close of business on the next succeeding day on which such stock transfer books are open, and the surrendered Debenture shall not be deemed to have been converted until such time for all purposes, but such conversion shall be at the conversion price in effect at the close of business on the date of such surrender. In case a Debenture shall be surrendered for conversion of only a portion of the principal amount thereof, ITC shall execute and deliver to the Registered Holder of such Debenture, at the expense of the Company, a new Debenture in the denomination or denominations ($1,000 and integral multiples thereof, plus one Debenture in a lesser denomination, if required) as such Registered Holder may request in an aggregate principal amount equal to the unconverted portion of the Debenture so surrendered.

14. Fractions of Share. ITC shall not be required to issue fractions of a share or scrip representing fractional shares of Common Stock upon conversion of this Debenture. If any fraction of a share of Common Stock would otherwise be issuable on the conversion of a Debenture (or specified portions hereof), ITC shall pay a cash adjustment in respect of such fraction, equal to the value of such fraction based on the then conversion price.

15. Delivery of New Certificates. Certificates for Conversion Shares shall be delivered to the Registered Holder named therein within 15 days after the date of conversion. Unless all of the principal amount evidenced by this Certificate shall have been converted or shall have been redeemed, ITC, within a 15-day period, prepare a new certificate, substantially identical to that surrendered, representing the balance of the principal amount which shall not have converted or redeemed and shall within the said 15-day period deliver such certificate to the person designated as the Registered Holder thereof.

16.  Authorization and Issuance. ITC covenants and agrees that:

(i) Conversion Shares which may be issued upon any conversion of any portion of the principal amount of a Debenture, upon issuance, will be fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof.

(ii) ITC will take all such action as may be necessary to assure that all Conversion Shares issuable upon conversion of a Debenture may be issued without violation of any applicable law or regulation or of any requirements of any domestic securities exchange upon which securities of the same class may be listed.

(iii)The issuance of certificates for Conversion Shares upon conversion of a Debenture shall be made without charge to the Registered Holder hereof for any issuance tax in respect thereof or other cost incurred by ITC in connection with the conversion of this Debenture and the related issuance of Conversion Shares.

(iv) ITC will at no time close its transfer books against the transfer of a Debenture or of any Conversion Shares issued or issuable upon the conversion of a Debenture in any manner which interferes with the timely conversion of a Debenture.

(v) The Company shall not at any time authorize or issue any security which under the definition given in 31 constitutes "Common Stock" and which grants to its security holders rights to share in dividends or any other distributions of any kind at any time made by the Company (including but not limited to liquidating distributions) which could result in the distribution of a greater amount per share than the amount per share distributable on the Company's Existing Common Stock or which are in any respect more favorable than the corresponding rights attributable to Existing Common Stock.

17. Transferability. The Debenture's and all rights evidenced hereby are transferable on ITC's books by the Registered Holder in person or by a duly authorized attorney upon surrender hereof properly endorsed at ITC's principal office; provided that the Registered Holder complies with such provisions governing transfer as shall be reasonably established by the Company.

18. Break-up of Certificates. The Debenture's are exchangeable, upon the surrender of thereof by the Registered Holder at ITC's principal office, for a new certificate or certificates of like tenor representing in the aggregate the principal amount hereof, each of which new certificates shall represent shall be in the principal amount designated by the Registered Holder at the time of such surrender.

19. Notice of Distributions, Rights of Reorganization, Etc. In case, at any time:

(i) ITC shall pay any dividend payable in stock upon its Common Stock or make any distribution (other than regular cash dividends) to the Registered Holders of its Common Stock;

(ii) ITC shall offer for subscription pro rata to the Registered Holders of its Common Stock any additional shares of stock of any class or other rights;

(iii)there shall be any capital reorganization, or reclassification of the capital stock of ITC, or consolidation or merger of ITC, or sale of all or substantially all of its assets to, another corporation; or

(iv) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

     then, in any one or more said cases, ITC shall give written notice, to the Registered Holder of the Debenture's, of the date on which (a) the books of ITC shall close or a record shall be taken for such dividend, distribution or subscription rights, or (b) such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up shall take place, as the case may be. Such notice shall also specify the date as of which the Registered Holders of the Debenture's shall participate in such dividend, distribution or subscription rights, or shall be entitled to exchange this Debenture for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, as the case may be. Such written notice shall be given at least 20 days prior to the action in question, and not less than 20 days prior to the record date or the date on which ITC's transfer books are closed in respect thereto.

20. Company to Reserve. ITC shall at all times reserve and keep available out of its authorized but unissued stock, for the purpose of converting the Debentures, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Debentures.

21. No Rights as Stock Holders. Prior to the conversion of the Debenture, the Registered Holders shall not be entitled to any rights of a stock holder of ITC, including without limitation the right to vote, to receive dividends or other distributions or to exercise any pre-emptive rights, and shall not be entitled to receive any notice of any proceedings of ITC, except as provided herein.

22. Rights of Registered Holder Upon Liquidation. In the event of any voluntary or involuntary liquidation (whether complete or partial), dissolution or winding up of ITC, the Registered Holder shall be entitled to be paid out of the assets of ITC, prior to the making of any payment on any Equity Security or Junior Indebtedness of ITC.

23. Allocation of Liquidation Payments Among Registered Holders of The Debentures. If upon any dissolution, liquidation (whether complete or partial), or winding up of ITC, the assets of the Company available therefor (hereinafter in this Section called the "Total Amount Available") shall be insufficient to pay the Registered Holders of outstanding the Debentures the full amounts to which they shall be entitled thereunder, each Registered Holder of the Debentures shall be entitled to receive an amount equal to the product derived by multiplying the Total Amount Available times a fraction the numerator of which shall be the aggregate principal amount of the Debentures held by such Registered Holder and the denominator of which shall be the aggregate principal amount of all of the Debentures then outstanding.

24. Amendment and Waiver. No change in the provision of this Section affecting any interests of the Registered Holders of any of the Debentures shall be binding or effective unless such change shall have been approved in writing by at least two unaffiliated Registered Holders of at least 66-2/3% of the aggregate principal amount of all Debentures outstanding at the time such change shall be made, provided that no change shall be made in the provisions for conversion contained herein.

25. Registration of Transfer of Debentures. The Company will keep at its principal office a register for the registration of the Debentures. Upon the surrender of this Debenture at the ITC's principal office, ITC, at the request of the Registered Holder, will execute and deliver, at ITC's expense, a new certificate or certificates in exchange representing the aggregate principal amount of this Debenture. Each such new certificate shall be registered in such name and shall represent such principal amount as shall be requested by the Registered Holder of the surrendered certificate, and shall be substantially identical in form, except as to principal amount, to the surrendered certificate.

26. Replacement. Upon receipt by ITC of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any certificate evidencing one or more of the Debentures (an affidavit of the Registered Holder, without bond shall be satisfactory), the Company at its expense will execute and deliver in lieu of such certificate, a new certificate of like kind, representing the then outstanding principal amount of the Debenture which shall have been represented by such lost, stolen, destroyed, or mutilated certificate, dated and earning interest from the date to which interest shall have paid on such lost, stolen, destroyed or mutilated certificate.

27.  Events of Noncompliance.

Definitions. For purposes of this Section, an "Event of Noncompliance" will be deemed to have occurred if:

(i) ITC or any of its subsidiaries shall fail in a material manner to perform or observe any covenant set forth in the Agreement or shall fail to comply with any other provision of the Agreement and the Registered Holders of the Debentures shall have given at least 30 days prior written notice of such failure and the same shall not have been cured; or any representation, warranty or information contained in any writing supplied by the Company or any of its subsidiaries or by an officer or director thereof to any Registered Holder shall be materially false or misleading in any material respect on the date on which made or furnished; or

(ii) ITC or any of its subsidiaries shall be in default under any material contract(s) or agreement(s) to which it is a party, which default could have a material adverse effect on the consolidated operating results of the Company, whether or not a default has been declared; or

(iii)without limiting the generality of (ii) above, ITC or any of its subsidiaries shall fail to make any payment due on any other obligation and the effect of such failure shall be to cause such obligation to become due prior to its date of maturity; or

(iv) if ITC shall fail to pay when due any payment of money including any payment due under any securities or otherwise not comply with the provisions of any such security or allow any default under any other agreement involving the borrowing or money or the advance of credit, if such default gives to the owner of the obligation concerned the right to accelerate the indebtedness; or

(v) a receiver, liquidator or trustee of the Company or any of its subsidiaries or of any property of ITC or any of its subsidiaries, shall be appointed by court order and such appointment shall remain in effect for 30 days; or the Company or any of its subsidiaries shall be adjudged bankrupt or insolvent; or any of the property of ITC or any of its subsidiaries shall be sequestered by court order and such order shall remain in effect for more than 30 days; or a petition to reorganize the Company or any of its subsidiaries under any bankruptcy, reorganization or insolvency law shall be filed against the Company or any of its subsidiaries and shall not be dismissed within 30 days after such filing; or

(vi) ITC or any of its subsidiaries shall file a petition in voluntary bankruptcy or requesting reorganization under any provision of any bankruptcy, reorganization or insolvency law or shall consent to the filing of any petition against it under any such law; or

(vii)ITC or any of its subsidiaries shall make a formal or informal assignment for the benefit of its creditors or admit in writing its inability to pay its debts generally when they become due or consent to the appointment of a receiver, trustee or liquidator of the Company or any of its subsidiaries or of all or any part or the property of ITC or any of its subsidiaries; or

(viii) final judgment for payment of money aggregating in excess of $250,000 shall be outstanding against ITC or any of its subsidiaries and any one of such judgments shall have been outstanding for more than 30 days from the date of its entry and shall not have been discharged in full or stayed and such event shall not have been cured within a period of 30 days.

     An event of Non-compliance shall be deemed to exist any time any state of facts shall have come about voluntarily or involuntarily or shall be beyond ITC's control or shall have come about or been effected by operation of law or pursuant to or in compliance with any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

28. Action to be Taken in Case of Certain Events of Non-compliance. In the event that any Event of Non-compliance described herein shall exist, then, up demand of at least two unaffiliated Registered Holders of an aggregate of at least 66-2/3% of the then outstanding principal amount of the Debentures the Registered Holders shall be given the right to vote on all matters which may be properly brought before the shareholders. For the purpose of calculating the votes which may be cast by such Registered Holders, each Registered Holder here shall be allowed to vote the number of Conversion Shares into which this Debenture is convertible as of the record date established for such vote.

29. Non-Exclusivity. The rights under this Section shall not be deemed to be exclusive. If any Event of Non-compliance shall exist, the Registered Holders of shares of Debenture shall have all other rights which such Registered Holder shall have been granted under any contract or agreement at any time, and all other rights which such Registered

     Holders shall have under any law Any person having any rights under any provision in this Section shall be entitled to enforce such person's rights specifically, to recover damages by reason of any non-compliance with any provision in this Section, and to exercise all other rights granted by law.

30.      Definitions.

     "Common Stock" "Common Shares" designates and includes ITC Existing Common Stock of all classes and any capital stock of any class of ITC authorized after the date of the Agreement which shall not be limited to a fixed sum or a percentage of par value in respect to the rights of the Registered Holders thereof to participate in dividends or in the distribution of assets upon the voluntary or involuntary liquidation or winding-up of ITC.

     "Conversion Share" means one share of ITC's authorized Common Stock, that if under the provisions hereof, there shall be a change such that the securities purchasable hereunder shall be issued by an entity other than ITC or class of securities purchasable hereunder, then the term "Conversion Share" shall mean one share of the security purchasable upon the exercise of the rights granted hereunder if such security shall be issuable in shares or shall mean the smallest unit which such security shall be issuable if such security shall not be issuable in shares.

     "Conversion Shares" means the aggregate Conversion Shares at any time issuable upon conversion of the Debentures.

     "Equity Security" means any of ITC's securities other than   the Debentures
     or any Junior Debt.

      "Existing Common Stock" designates ITC-authorized Common Stock, par value $0.01 per share, of all classes, as constituted on the Closing Date as set forth in the Agreement.

      "Junior  Debt" shall mean any debt  security of any kind which  ITC or any
      subsidiary  shall at any time issue or be authorized to   issue other than
      the Debentures.

       "Number of Common Shares Deemed Outstanding" at any given time means the sum of (a) the number of Common Shares actually outstanding at such time,



31. Adjustment of Number of Shares. In order to prevent dilution of the rights granted hereunder, the Conversion Price shall be subject to adjustment from time to time as follows:

(a) If ITC shall: (A) declare a dividend on its the Common Stock in shares of the Common Stock or make a distribution in shares of the Common Stock, (B) subdivide its outstanding shares of the Common Stock, (C) combine its outstanding shares of the Common Stock into a smaller number of shares of the Common Stock or (D) issue by reclassification of its shares of the Common Stock other securities of ITC (including any such reclassification in connection with a consolidation or merger in which ITC is the continuing corporation); then the number of shares of the Common Stock issuable upon conversion of the Debentures immediately prior thereto shall be adjusted so that the Registered Holder of this Debenture shall be entitled to receive the kind and number of shares of the Common Stock of ITC which he would have owned or have been entitled to receive after the happening of any of the events described above, had the this Debenture been converted immediately prior to the happening of such event or any record date with respect thereto. An adjustment made pursuant to this paragraph shall become effective immediately after the effective date of such event retroactive to immediately after the record date, if any, for such event.

(b) If ITC shall issue either (A) any shares of the Common Stock or (B) any right to buy the Common Stock at a price per share which is less than the fair market value per share of the Common Stock as of the time of any such issuance, in an amount which has a material dilutive effect (which for purposes hereof shall mean issuance,at less than fair market value, of an aggregate number of shares of the Common Stock equal to at least ten percent (10%) of the then issued and outstanding shares of ITC ); then the number of shares of the Common Stock which the Conversion Rate shall thereafter entitle the Registered Holders of the Debentures to receive shall be determined by multiplying the number of shares of the Common Stock which the Conversion Rate entitled the Registered Holder to receive immediately prior to such issuance by a fraction, the numerator of which shall be the number of shares of the Common Stock outstanding immediately prior to such issuance plus the number of additional shares of The Common Stock so issued, and the denominator of which shall be the number of shares of the Common Stock outstanding immediately prior to such issuance plus the number of shares of the Common Stock which the consideration received by ITC would purchase at fair market value (as determined in good faith by the Board of Directors of ITC ). This provision shall not apply to any shares of the Common Stock issued pursuant to any presently existing option, warrant or right to convert any obligation of ITC into shares of the Common Stock which are issued and outstanding as of the date of the adoption of the Designation of Rights and Preferences or to shares issued pursuant to the conversion of debentures of ITC or to shares issued pursuant to options or warrants hereafter granted if the exercise price for the purchase of said shares was equal to or greater than fair market value (as determined in good faith by the Board of Directors of ITC ) at the date of such grant. In determining the fair market value for purposes of this paragraph, a recent bid price for ITC's Common Stock may be conclusively presumed to be the fair market value by the Board of Directors; provided that the Board of Directors may consider other factors, in good faith, if they so choose.

(c) No adjustment in the number of shares of the Common Stock issuable hereunder shall be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the number of shares of the Common Stock issuable upon the conversion of the Debentures.

(d) If the number of shares of the Common Stock issuable upon the conversion of the this Debenture or the conversion price of such The Common Stock is adjusted as provided above, then the Company shall mail promptly, by first class mail, postage prepaid, to each Registered Holder notice of such adjustment or adjustments.

(e) In case of any consolidation of ITC or merger or share exchange of ITC with or into another corporation or in case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, ITC or such successor or purchasing corporation (or an affiliate of such successor or purchasing corporation), as the case may be, agrees that each Registered Holder shall have the right thereafter to convert this Debenture into the kind and amount of shares and other securities and property (including cash) which such Registered Holder would have owned or have been entitled to receive after the happening of such consolidation, merger, sale or conveyance had the This Debenture been converted immediately prior to such action. The provisions of this paragraph shall similarly apply to successive consolidations, mergers, sales or conveyances.

                                   EXHIBIT "C"
                   ACCEPTANCE OF TENDER OFFER AND STOCK POWER

RECEIPT AND REVIEW OF PROSPECTUS.

     The  undersigned  Shareholder  ("Shareholder")  of $0.0001 par value common stock (the "AIRTECH Common Stock") of AIRTECH International Corporation ("AIRTECH") does hereby acknowledge and affirm that Shareholder has received and reviewed that certain Prospectus, dated September ___, 1997 (the "Prospectus") delivered by Interactive Technologies Corp., Inc. ("ITC") with respect to the tender offer (the "Offer") by ITC for all but not less than eighty-one percent (81%) of the AIRTECH Common Stock, upon the terms and conditions described in the Prospectus. Shareholder acknowledges and affirms that it has had the opportunity to request and review those portions of the registration statement of which the prospectus is a part, and other information as shall be on file with the Securities and Exchange Commission concerning ITC.

RECEIPT AND REVIEW OF ESCROW AND PLEDGE AGREEMENT.

     Shareholder does hereby acknowledge and affirm that Shareholder has received and reviewed that certain Escrow and Pledge Agreement to be executed and delivered by and between AIRTECH, ITC and Interwest Transfer Company (the "Escrow Agent") which is referenced in the Prospectus and included in the Registration Statement of which this Prospectus is a part.

ACCEPTANCE OF TENDER OFFER.

     Subject to the acceptance thereof by the holders of at least eighty-one percent (81%) of the issued and outstanding shares of the Common Stock (the "Requisite Number"), shareholder does hereby accept the Offer; and Shareholder does hereby tender to Interwest Transfer Company, as escrow and transfer agent, certificates evidencing the number of shares set forth below opposite Shareholder's name and address. Such tender is made in trust however, pending acceptance of the Offer by the Requisite Number.

STOCK POWER.

     Subject to the acceptance thereof by the Requisite Number, and the closing of the exchange of shares as described in the Prospectus, and further subject to the pledge thereof as security for the ITC Debentures described in the Prospectus, Shareholder hereby sells, assigns, and transfers to Interactive Technologies, Corp., Inc. the number of shares of AIRTECH Common Stock set forth opposite Shareholder's name and address, now standing in the name of Seller on the books of AIRTECH, and represented by Certificate(s) Number(s) set forth opposite Shareholder's name and address.

     Subject to the acceptance thereof by the Requisite Number, and the closing of the exchange of shares as described in the Prospectus, and further subject to the pledge thereof as security for the ITC Debentures described in the Prospectus, hereby irrevocably appoints, with full power of substitution, Interwest Transfer Company, to transfer the stock listed in the preceding paragraph on the books of the AIRTECH.

Dated: ______________, 1997.


Certificate No.(s)/Number of Shares____________
                                                      __________________________
_______________________________________________       [SIGNATURE OF SHAREHOLDER]

_______________________________________________

                                     By:________________________________________
                                        [OFFICIAL SIGNATURE, TYPED NAME & TITLE]


SIGNATURE GUARANTEED


_______________________________________
[NAME OF BANK, TRUST COMPANY OR BROKER]


By: ___________________________________________________
         [OFFICIAL SIGNATURE]       [TYPED NAME AND TITLE]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Wyoming Business Corporation Act authorizes a corporation, under certain circumstances, to indemnify its directors and officers, including reimbursement for expenses incurred. ITC has provided in its by-laws for indemnification to the fullest extent permitted by the Wyoming Statute.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) The following is a complete list of Exhibits filed as part of this Registration Statement, which are incorporated herein:

EXHIBIT NO.     DESCRIPTION                                         REFERENCE

   1.1      Form of Underwriting Agreement                       Not Applicable.

   2.1      First Amended and Restated Stock
            Purchase Agreement                  Incorporated herein by reference

   3.1      Certificate of Incorporation
            of the Company,  together
            with all amendments                 Incorporated herein by reference

   3.2      Bylaws of ITC.                      Incorporated herein by reference

   5.1      Opinion of Counsel for ITC                           Filed herewith.

  23.1      Consent of Counsel to ITC
            (contained in its opinion filed as
             Exhibit 5.1 hereto).                                Filed herewith.

  23.2      Consent of Accountants                               Filed herewith.

  24.1      Power of Attorney.                                    Not Applicable

  27.1      Financial Data Schedule.                              Not Applicable

  27.2(99)  Other Financial Information

  27.2.1    Audited Financial Statements
            of ITC for the 12 month
            period ended May 31, 1996           Incorporated herein by reference

  27.2.2    Audited Financial Statements
            of Airtech for the 12 month
            period ended May 31, 1997                            Filed herewith.

  28.1      AIRTECH Uniform Offering Circular   Incorporated herein by reference

  28.2      Form of Escrow and Pledge Agreement Incorporated herein by reference


ITEM 22. UNDERTAKINGS

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.



                                  Part II-1

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned hereunto duly authorized in the City of Melbourne, State of Florida on August 22, 1997.



                                   Interactive Technologies Corp., Inc.,
                                   a Wyoming corporation



                                   /s/ Perry Douglas West
                                   -----------------------------------
                                   Perry Douglas West
                                   Chief Executive Officer and Director


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been duly signed by the following persons in the capacities and on the date indicated.





                                   /s/ Perry Douglas West
                                   ------------------------------------
                                   Perry Douglas West
                                   Chief Executive Officer and Director








































                                  Part II-2